20160034

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 3, 2016

Martin P. Dunn
Morrison & Foerster LLP
mdunn@mofo.com

Re: Walgreens Boots Alliance, Inc.
Incoming letter dated September 19, 2016

Dear Mr. Dunn:

This is in response to your letters dated September 19, 2016 and October 11, 2016 concerning the shareholder proposal submitted to Walgreens Boots Alliance by John Chevedden. We also have received letters from the proponent dated September 25, 2016 and October 3, 2016. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

November 3, 2016

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Walgreens Boots Alliance, Inc.
Incoming letter dated September 19, 2016

The proposal asks the board to amend certain provisions of the company's proxy access bylaw in the manner specified in the proposal.

We are unable to concur in your view that Walgreens Boots Alliance may exclude the proposal under rule 14a-8(c). In our view, the proponent has submitted only one proposal. Accordingly, we do not believe that Walgreens Boots Alliance may omit the proposal from its proxy materials in reliance on rule 14a-8(c).

We are unable to concur in your view that Walgreens Boots Alliance may exclude the proposal under rule 14a-8(i)(10). Based on the information presented, we are unable to conclude that Walgreens Boots Alliance's proxy access bylaw compares favorably with the guidelines of the proposal. Accordingly, we do not believe that Walgreens Boots Alliance may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

MORRISON | FOERSTER

2000 PENNSYLVANIA AVE., NW
WASHINGTON, D.C.
20006-1888

TELEPHONE: 202.887.1500
FACSIMILE: 202.887.0763

WWW.MOFO.COM

MORRISON FOERSTER LLP

BEIJING, BERLIN, BRUSSELS,
DENVER, HONG KONG, LONDON,
LOS ANGELES, NEW YORK,
NORTHERN VIRGINIA, PALO ALTO,
SAN DIEGO, SAN FRANCISCO, SHANGHAI,
SINGAPORE, TOKYO, WASHINGTON, D.C.

Writer's Direct Contact
+1 (202) 778.1611
MDunn@mofo.com

1934 Act/Rule 14a-8

October 11, 2016

VIA E-MAIL (*shareholderproposals@sec.gov)*

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Walgreens Boots Alliance, Inc.
Stockholder Proposal of John Chevedden

Dear Ladies and Gentlemen:

This letter concerns the request, dated September 19, 2016 (the "***Initial Request Letter***"), that we submitted on behalf of our client Walgreens Boots Alliance, Inc., a Delaware corporation (the "***Company***"), seeking confirmation that the staff (the "***Staff***") of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "***Commission***") will not recommend enforcement action to the Commission if, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934 (the "***Exchange Act***"), the Company omits the enclosed stockholder submission (the "***Revised Submission***") and supporting statement (the "***Supporting Statement***") submitted by John Chevedden (the "***Proponent***") from the Company's proxy materials for its 2017 Annual Meeting of Stockholders (the "***2017 Proxy Materials***"). The Proponent has submitted two letters to the Staff, dated September 25, 2016 and October 3, 2016 (the latter, the "***Proponent Letter***"), expressing the view that the Revised Submission and Supporting Statement may not be excluded from the 2017 Proxy Materials.

We submit this letter on behalf of the Company to supplement the Initial Request Letter and respond to the views expressed in the Proponent Letter. We also renew our request for confirmation that the Staff will not recommend enforcement action to the Commission if the Company omits the Revised Submission and Supporting Statement from its 2017 Proxy Materials in reliance on Rule 14a-8.

We have concurrently sent copies of this correspondence to the Proponent.

I. OMISSION OF THE REVISED SUBMISSION

A. The Revised Submission May Be Excluded in Reliance on Rule 14a-8(c) Because The Proponent Has Submitted More Than One Proposal to the Company for Inclusion in the 2017 Proxy Materials

As discussed in the Initial Request Letter, "the Staff has consistently recognized that Rule 14a-8(c) permits the exclusion of proposals combining separate and distinct elements which lack a single well-defined unifying concept, even if the elements are presented as part of a single program and relate to the same general subject matter."[1]

The Proponent Letter states that each of the five requests in the "Resolved" clause of the Revised Submission is "part of a unifying concept [the Company has] aptly labeled *Proxy Access for Director Nominations.*" (Emphasis in the Proponent Letter). As discussed in the Initial Request Letter, it is the Company's view that there is no single unifying element; the Revised Submission consists of five separate proposals and may be omitted in reliance on Rule 14a-8(c). Alternatively, if the Staff is of the view that, despite the Revised Submission's language, there is a single well-defined unifying concept rather than five requests, the Proponent has stated specifically that the "unifying concept" or "essential objective" of the Submission is "Proxy Access for Director Nominations." As discussed in the Initial Request Letter, the Company continues to be of the view that Paragraph 3 of the Revised Submission does not relate to that "unifying concept" and, as such, the Revised Submission may be excluded in reliance on Rule 14a-8(c).

B. The Revised Submission May Be Excluded in Reliance on Rule 14a-8(i)(10) Because the Company has Substantially Implemented the Revised Submission

As discussed in the Initial Request Letter, if the Staff determines that there is a single, well-defined unifying concept, the Revised Submission may be properly excluded in reliance on Rule 14a-8(i)(10) because the Company has addressed the Revised Submission's "essential objective" by adopting amendments to its Amended and Restated By-Laws to include Section 2.20 of Article II, *Proxy Access for Director Nominations* (the "***Proxy Access By-law***").

As discussed in the Initial Request Letter, the Proponent attempts to make two fundamentally conflicting arguments. First, the Proponent argues that the Revised Submission is one proposal with the essential objective of "Proxy Access for Director Nominations." Second, the Proponent makes the opposite argument that the Revised Submission can be substantially

---

1 *See* the incoming no-action request in *The Goldman Sachs Group, Inc.* (Mar. 7, 2012).

implemented only if each of the five proposals is implemented individually. In this regard, the Proponent Letter makes two statements that demonstrate that the Company may omit the Revised Submission in reliance on Rule 14a-8(i)(10). Specifically, the Proponent Letter states:

- "… the Company agrees each of the elements addressed a part of a unifying concept they have aptly labeled *Proxy Access for Director Nominations.*"

- "The issue of renomination requirements is not 'separate and distinct' but is included along with other provisions in the unifying concept of proxy access within section 2.20 of the Company's bylaws."

With these statements, the Proponent has indicated clearly that the essential objective of the Revised Submission is the single "unifying concept" of "Proxy Access for Director Nominations" and not the five separate quantitative elements set forth in the five requests in the "Resolved" clause. As discussed in the Initial Request Letter, the Staff has addressed the "essential objective" analysis in a number of recent situations involving the application of Rule 14a-8(i)(10) to "proxy access" proposals that seek to have companies adopt bylaw provisions that provide certain stockholders with the right to have their director nominees included in the company's proxy materials. In each instance, the Staff has concurred in exclusion of a "proxy access" proposal in reliance on Rule 14a-8(i)(10) where the company has implemented the essential objective of implementing proxy access, even where the company's specific terms may differ to some degree from the terms sought by the proposal. For example, in *Amazon.com, Inc.* (Mar. 3, 2016), the Staff concurred in the exclusion of a proxy access proposal in which the company indicated that it had adopted a proxy access bylaw, thus achieving the essential objective of the proposal, and although the specific terms of the bylaw and the proposal differed, the proxy access bylaw "address[ed] each of the essential elements of the proposal." The Staff took the same position in letters to, for example, *Capital One Financial Corp.* (Feb. 12, 2016); *Time Warner Inc.* (Feb. 12, 2016); *Alaska Air Group, Inc.* (Feb. 12, 2016); *Baxter International Inc.* (Feb. 12, 2016); *General Dynamics Corp.* (Feb. 12, 2016); and *Target Corp.* (Feb. 12, 2016).

Consistent with this Staff precedent, the Company continues to be of the view that the Company may properly omit the Revised Submission and Supporting Statement in reliance on Rule 14a-8(i)(10) because the Company has addressed the Revised Submission's "essential objective" – which the Proponent states specifically is "Proxy Access for Director Nominations" – by adopting the Proxy Access By-law.

II. CONCLUSION

Based on the discussion above and the discussion in the Initial Request Letter, the Company continues to be of the view that it may properly omit the Revised Submission and Supporting Statement from its 2017 Proxy Materials in reliance on Rule 14a-8. As such, we respectfully request that the Staff concur with the Company's view and not recommend enforcement action to the Commission if the Company omits the Revised Submission and Supporting Statement from its 2017 Proxy Materials. If we can be of further assistance in this matter, please do not hesitate to contact me at (202) 778-1611.

Sincerely,

Martin P. Dunn /RZ

Martin P. Dunn
of Morrison & Foerster LLP

cc: John Chevedden
Collin G. Smyser, Vice President, Corporate Secretary, Walgreens Boots Alliance, Inc.
Mark L. Dosier, Director, Securities Law, Walgreens Boots Alliance, Inc.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

October 3, 2016

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
Walgreens Boots Alliance, Inc. (WBA)
Proxy Access
John Chevedden

Ladies and Gentlemen:

This is in regard to the September 19, 2016 no-action request which contains essentially the same arguments with regard to Rule 14a-8(i)(10) as recent decisions where Staff denied such requests by H&R Block and Microsoft. Each case involves a proposal to amend existing company proxy access bylaws. Like the other cases, the fact that Walgreens Boots Alliance adopted a weak set of proxy access bylaws, should not pose a barrier to shareholders seeking to strengthen those bylaws. Walgreens Boots Alliance has taken no action to substantially implement my 2017 shareholder proposal, so the no-action request based on Rule 14a-8(i)(10) is without merit.

With regard to Rule 14a-8(c), although the Company cites several no-action letters granted to other companies where arguments were made that shareholder submissions constituted more than one proposal, none involved a case like this where a proponent sought amendments to a single section of a company's existing bylaws.

As can be seen in the Company's Exhibit B, each one of the suggested amendments address issues concerning the workability of SECTION 2.20. *Proxy Access for Director Nominations* of the existing bylaws of Walgreens Boots Alliance.

To address examples that the Company cites:
"unlike the other parts of the Proposal, the action requested under Paragraph 3:
• does not relate to the rights of stockholders; instead, it seeks to directly affect the manner in which the Board may establish criteria to be used to identify qualified candidates for the Board;
• does not affect provisions in the Company's governing documents that deal with the nomination of or solicitation of votes for directors; instead, it addresses the Board's authority to exercise its responsibilities under the governance documents; and
• would operate independently of the proxy access provisions in the rest of the Proposal, in that it would limit the Company's ability to choose the criteria to identify qualified nominees regardless of any use of a proxy access right by stockholders.

Paragraph 3 is separate and distinct from the rest of the Revised Submission because it is not essential to implementing a proxy access procedure that does not "significantly impair the ability of shareholders to use proxy access."

However, just as it may take several years for a proxy proposal to win a substantial number of votes, so it may also take a candidate several nominations cycles to win substantial votes. The Company's provision that candidates must receive at least 25% of the vote serves to discourage shareholders from attempting to use the proxy access provisions in the first place, given the burden this provision creates.

See subdivision (j) below with the emphasis (j) Any Stockholder Nominee who is included in the corporation's proxy materials for a particular annual meeting of stockholders but either (i) withdraws from or becomes ineligible or unavailable for election at the annual meeting, including for the failure to comply with any provision of these By-Laws (provided that in no event shall any such withdrawal, ineligibility or unavailability commence a new time period (or extend any time period) for the giving of a Nomination Notice), or *(ii) is not elected to the Board of Directors and does not receive a number of votes cast in favor of his or her election equal to at least twenty-five percent (25%) of the number of shares present and entitled to vote in the election of directors, will be ineligible to be a Stockholder Nominee pursuant to this Section 2.20 for the next two (2) annual meetings.* For the avoidance of doubt, this Section 2.20 shall not prevent any stockholder from nominating any person for election to the Board of Directors pursuant to and in accordance with Section 2.15(c) of Article II of these By-Laws.

Plus a 24% vote may not reflect on a candidate's qualifications but simply a view that the company is not quite ripe for proxy access – but wait until next year if things do not get better.

The Company falsely states the provisions regarding renomination thresholds "does not affect provisions in the Company's governing documents." The corporate bylaws are obviously a major component of the Company's governing documents.

The Company argues paragraph 3, regarding renomination thresholds, is an issue "separate and distinct" but it is obviously not. The Company's Board chose to address the issue along with other proxy access provisions when adopting its existing bylaws entitled "*Proxy Access for Director Nominations*." The issue of renomination requirements is not "separate and distinct" but is included along with other provisions on the unifying concept of proxy access within section 2.20 of the Company's bylaws.

The Company has failed to demonstrate the proposal is in violation of the provisions of Rule 14a-8(c) and provides ample evidence that the Company's board agrees each of the elements addressed a part of a unifying concept they have aptly labeled *Proxy Access for Director Nominations.*

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,

John Chevedden

cc: Collin Smyser <Collin.Smyser@wba.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

September 25, 2016

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Walgreens Boots Alliance, Inc. (WBA)
Proxy Access
John Chevedden

Ladies and Gentlemen:

This is in regard to the September 19, 2016 no-action request.

The company does not claim that any part of the resolved statement of this proposal is unrelated to proxy access. For instance the company does not claim that any part of the resolved statement here addresses change in control.

When it comes to analogies the company does not claim that a special meeting proposal with a 10% threshold was ever excluded because a company adopted a special meeting right with a 25% threshold in a prior year.

The company does not cite any precedent where a company took action in one year that was the sole reason that it was able to avoid a rule 14a-8 proposal on the same general topic for more than one year.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,

John Chevedden

cc: Collin Smyser <Collin.Smyser@wba.com>

MORRISON | FOERSTER

2000 PENNSYLVANIA AVE., NW
WASHINGTON, D.C.
20006-1888

TELEPHONE: 202.887.1500
FACSIMILE: 202.887.0763

WWW.MOFO.COM

MORRISON FOERSTER LLP

BEIJING, BERLIN, BRUSSELS,
DENVER, HONG KONG, LONDON,
LOS ANGELES, NEW YORK,
NORTHERN VIRGINIA, PALO ALTO,
SAN DIEGO, SAN FRANCISCO, SHANGHAI,
SINGAPORE, TOKYO, WASHINGTON, D.C.

Writer's Direct Contact
+1 (202) 778.1611
MDunn@mofo.com

1934 Act/Rule 14a-8

September 19, 2016

VIA E-MAIL (*shareholderproposals@sec.gov*)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Walgreens Boots Alliance, Inc.
Stockholder Proposal of John Chevedden

Dear Ladies and Gentlemen:

We submit this letter on behalf of our client Walgreens Boots Alliance, Inc., a Delaware corporation (the "***Company***"), which requests confirmation that the staff (the "***Staff***") of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "***Commission***") will not recommend enforcement action to the Commission if, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934 (the "***Exchange Act***"), the Company omits the enclosed stockholder submission (the "***Revised Submission***") and supporting statement (the "***Supporting Statement***") submitted by John Chevedden (the "***Proponent***") from the Company's proxy materials for its 2017 Annual Meeting of Stockholders (the "***2017 Proxy Materials***").

Pursuant to Rule 14a-8(j) under the Exchange Act, we have:

- filed this letter with the Commission no later than eighty (80) calendar days before the Company intends to file its definitive 2017 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Copies of the Revised Submission and Supporting Statement, the Proponent's cover letter submitting the Revised Submission, and other correspondence relating to the Revised Submission are attached hereto as Exhibit A.

Pursuant to the guidance provided in Section F of Staff Legal Bulletin 14F (Oct. 18, 2011), we ask that the Staff provide its response to this request to Martin Dunn, on behalf of the Company, via email at mdunn@mofo.com or via facsimile at (202) 887-0763, and to the Proponent, via email at ***FISMA & OMB Memorandum M-07-16***

I. PROCEDURAL HISTORY OF THE REVISED SUBMISSION

On October 14, 2015, Company's Board of Directors (the "***Board***") adopted amendments to its Amended and Restated By-Laws (the "***By-Laws***") to include Section 2.20 of Article II, *Proxy Access for Director Nominations* (the "***Proxy Access By-law***"). The Company included the By-Laws containing the Proxy Access By-law as an exhibit to the Company's Current Report on Form 8-K filed with the Commission on October 16, 2015. *See* Exhibit B.

On August 10, 2016,[1] the Company received a letter from the Proponent containing a submission for inclusion in the Company's 2017 Proxy Materials (the "***Original Submission***"). The Original Submission reads as follows:[2]

> *"RESOLVED: Shareholders ask our Board of Directors to adopt, and present for shareholder approval, an enhancement package for the company bylaws allowing shareholder nominated candidates to be included in the company's proxy materials, with essential elements for substantial implementation as follows:*
>
> *1. The number of shareholder-nominated candidates eligible to appear in proxy materials shall be one quarter of the directors then serving or two, whichever is greater. With nine directors, current bylaws allow only up to one proxy access candidate.*
>
> *2. No limitation shall be placed on the number of shareholders that can aggregate their shares to achieve the 3% "Required Shares," outstanding shares of the Company entitled to vote in the election of directors. Under current provisions, even if the 20 largest*

---

1 The Proponent submitted to the Company a substantially similar submission regarding "proxy access enhancements" on August 7, 2016. This submission was voluntarily revised on August 10, 2016. As it was the August 10, 2016 version that was the subject of the Company's Deficiency Notice (as defined below), it is this version that is referred to in this request as the "Original Submission."

2 The Original Submission is included in Exhibit A. For completeness, the August 7, 2016 submission also is included in Exhibit A.

public pension funds were able to aggregate their shares, they would not meet the 3% criteria at most companies examined by the Council of Institutional Investors.

3. No limitation shall be placed on the re-nomination on shareholder nominees based on the number or percentage of votes received in any election. Such limitations do not facilitate the shareholders' traditional state law rights and add unnecessary complexity.

4. The bylaws shall not require that a nominator provide a statement of intent to continue to hold the required percentage of shares after the annual meeting. If their candidate(s) lose, they may want to move their investment elsewhere.

5. Loaned securities shall be counted as belonging to a nominating shareholder if the shareholder represents it:

(a) has the legal right to recall those securities for voting purposes,
(b) will vote the securities at the shareholder meeting and
(c) will hold those securities through the date of the annual meeting.

Loaning securities to a third party with recall provisions greater than five days is not inconsistent with a long-term investment in a company.

Shareholder proxy access at US companies would 'benefit both the markets and corporate boardrooms, with little cost or disruption,' raising US market capitalization by up to $140 billion. This is according to a cost-benefit analysis by the Chartered Financial Analyst Institute, Proxy Access in the United States: Revisiting the Proposed SEC Rule. *Although our company adopted a proxy access bylaw, it contains restrictive bureaucratic provisions that significantly impair the ability of shareholders to use proxy access. Adoption of this enhancement package would largely remedy that situation."*

The Company received the Original Submission from the Proponent on August 10, 2016 and, in a letter sent on August 18, 2016 (the "***Deficiency Notice***"), the Company notified the Proponent that the Original Submission violated Rule 14a-8(c) because it contained more than one proposal and that the Proponent could correct this procedural deficiency by indicating which proposal the Proponent would like to submit and which proposals the Proponent would like to withdraw. *See* Exhibit C. The Deficiency Notice stated that the Commission's rules require that any response to the letter be postmarked or transmitted electronically no later than fourteen (14) calendar days from the date of receipt of the letter. The Company received the Revised Submission at issue on August 29, 2016.[3] *See* Exhibit D. The Revised Submission reads as

[3] The Proponent states in an email dated August 29, 2016 that the Revised Submission "was invited by the company [*sic*] August 18, 2016 letter."

follows, with additions to the Original Submission underlined (there were no deletions from the Original Submission):

> *"RESOLVED: Shareholders ask our Board of Directors to adopt, and present for shareholder approval, an enhancement package for the company bylaws allowing shareholder nominated candidates to be included in the company's proxy materials, with essential unified elements for substantial implementation as follows:*
>
> *1. The number of shareholder-nominated candidates eligible to appear in proxy materials shall be one quarter of the directors then serving or two, whichever is greater. With nine directors, current bylaws allow only up to one proxy access candidate.*
>
> *2. No limitation shall be placed on the number of shareholders that can aggregate their shares to achieve the 3% "Required Shares," outstanding shares of the Company entitled to vote in the election of directors. Under current provisions, even if the 20 largest public pension funds were able to aggregate their shares, they would not meet the 3% criteria at most companies examined by the Council of Institutional Investors.*
>
> *3. No limitation shall be placed on the re-nomination on shareholder nominees based on the number or percentage of votes received in any election. Such limitations do not facilitate the shareholders' traditional state law rights and add unnecessary complexity.*
>
> *4. The bylaws shall not require that a nominator provide a statement of intent to continue to hold the required percentage of shares after the annual meeting. If their candidate(s) lose, they may want to move their investment elsewhere.*
>
> *5. Loaned securities shall be counted as belonging to a nominating shareholder if the shareholder represents it:*
>
> > *(a) has the legal right to recall those securities for voting purposes,*
> > *(b) will vote the securities at the shareholder meeting and*
> > *(c) will hold those securities through the date of the annual meeting.*
>
> *Loaning securities to a third party with recall provisions greater than five days is not inconsistent with a long-term investment in a company.*
>
> *The above unified elements have the sole goal to make proxy access more workable for shareholders to use. (Proxy access has numerous elements and companies often use 4000-words in their governing documents to list multifaceted proxy access details. In 2016 a number of companies asked their shareholders to approve multifaceted 400-word*

> *proxy access bylaw provisions by voting on a single ballot item. The SEC Staff did not require any company to submit multiple proposals.)*
>
> *Shareholder proxy access at US companies would 'benefit both the markets and corporate boardrooms, with little cost or disruption,' raising US market capitalization by up to $140 billion. This is according to a cost-benefit analysis by the Chartered Financial Analyst Institute,* Proxy Access in the United States: Revisiting the Proposed SEC Rule. *Although our company adopted a proxy access bylaw, it contains restrictive bureaucratic provisions that significantly impair the ability of shareholders to use proxy access. Adoption of this enhancement package would largely remedy that situation."*

As can be seen, the Revised Submission in no way altered the operational language or intent of the Original Submission in response to the Deficiency Notice – the "Resolved" clause continues to request the individual implementation of five separate "essential elements." Instead, the Revised Submission merely added self-serving, conclusory language that attempts to:

- alter the application of Rule 14a-8(c) to the Revised Submission by merely stating that it is a "unified" proposal, while also attempting to
- maintain the basic notion that substantial implementation of the entire Revised Submission for purposes of Rule 14a-8(i)(10) may not be accomplished through the substantial implementation of an "essential objective" because each of the five requests must be substantially implemented on an individual basis and, as such, are five separate proposals with five separate "essential objectives."

The Proponent is a well-known, well-seasoned user of the Rule 14a-8 process. In this regard, the Proponent was involved in a number of the 2016 proxy access proposals regarding which the Staff issued no-action responses concurring in the omission of the proposals in reliance on Rule 14a-8(i)(10). In these no-action action responses, the Staff noted that the subject companies had substantially implemented the "essential objective" of the proposal by implementing a proxy access process, even though that implementation did not conform completely with many of the terms sought by the shareholder proposal. *See, e.g., Alaska Air Group, Inc.* (Feb. 12, 2016); *Capital One Financial Corp.* (Feb. 12, 2016); *Baxter International Inc.* (Feb. 12, 2016); *General Dynamics Corp.* (Feb. 12, 2016); and *Target Corp.* (Feb. 12, 2016). The Original Submission appears to have attempted to forestall such a determination in this instance by stating that each of the five requests constituted an "essential element[] for substantial implementation," thus indicating that every one of the five "essential elements" had to be substantially implemented individually before the Original Submission could be viewed as substantially implemented for purposes of Rule 14a-8(i)(10); this language, as such, indicated that there was no one "essential objective" to the Original Submission that could be substantially implemented for purposes of Rule 14a-8(i)(10). As there was no "essential objective" or "single well-defined unifying concept" to the Original Notice, the Company was of the view that the Original Submission contained more than one proposal and provided the Proponent with the Deficiency Notice. Rather than addressing this point, in response to the Deficiency Notice, the Revised Submission merely added self-serving, conclusory language intended to present the Revised Submission as threading an impossible logical needle – the Revised Submission attempts to paint the Revised Submission as one proposal with a "single well-defined unifying concept" or "essential objective" for purposes of 14a-8(c), while at the same time maintaining that, because each of the five requests is an "essential unified element[] for substantial implementation" and, as such must be individually implemented, there is no "essential objective" that can be deemed "substantially implemented" under the Staff's proxy access/Rule 14a-8(i)(10) analysis.[4] As discussed above, these two positions are mutually exclusive – if there is no essential objective that can be substantially implemented for purposes of Rule 14a-8(i)(10), then there can be no "single, well-defined unifying concept" that turns five proposals into one for purposes of Rule 14a-8(c). Put differently, it is logically impossible to simply say you have a unified proposal and have it be so for purposes of 14a-8(c), particularly when you are clearly stating that because each of the five requests are "essential elements" of the Revised Submission and, as such, there is no single "essential objective" for purposes of determining if the Revised Submission has been "substantially implemented" for purposes of (i)(10).

II. OMISSION OF THE REVISED SUBMISSION

A. Bases for Omitting the Revised Submission

As discussed more fully below, the Company believes it may properly omit the Revised Submission from its 2017 Proxy Materials in reliance on:

- Rule 14a-8(c), as the Proponent has submitted more than one proposal to the Company for inclusion in the 2017 Proxy Materials; or
- Rule 14a-8(i)(10), as the Company has substantially implemented the Revised Submission.

With regard to these alternative bases for exclusion of the Revised Submission, the Company is of the view that, while either paragraph of Rule 14a-8 provides a reasonable basis for exclusion, the analyses underlying the application of the two paragraphs present themselves as mutually exclusive. In the Revised Submission, the Proponent attempts to create a unique analysis of the Revised Submission – it is five requests unified by a single, well-defined unifying

4 The Staff has consistently taken the view that a mere statement by the proponent that there is a unifying concept is not sufficient. *See, e.g., Parker-Hannifin Corp.* (Sep. 4, 2009)

concept and as such, it survives scrutiny under Rule 14-8(c), yet it has no essential objective and, instead, consists of five separate essential elements, each of which must be implemented for there to be substantial implementation, and, as such, survives scrutiny under the Staff's Rule 14a-(i)(10) analysis for proxy access proposals because there is no essential objective to implement. This presents a fundamental inconsistency that cannot be resolved. Put simply, given the "essential unified element for substantial implementation," the Revised Submission may be omitted under either (c) or (i)(10), as it is not possible to survive both analyses. Specifically, and as discussed more completely below:

- _Rule 14a-8(c)_ – "The Staff has consistently recognized that Rule 14a-8(c) permits the exclusion of proposals combining separate and distinct elements which lack a single well-defined unifying concept, even if the elements are presented as part of a single program and relate to the same general subject matter."[5] The Revised Submission demonstrates that there is no single well-defined unifying concept to the five requests, as the "Resolved" clause makes clear that there is no "essential objective" that may be "substantially implemented"; rather, that clause states that each of the five requests are "essential unified elements for substantial implementation." Accordingly, based on this language, each of the five requests must be "substantially implemented" individually if the Revised Submission itself is to be considered to be "substantially implemented." This language, therefore, makes clear that there is no single unifying element and the Revised Submission consists of five separate proposals and the Revised Submission may be omitted in reliance on Rule 14a-8(c). Alternatively, if the Staff is of the view that, despite the Revised Submission's language, there is a single well-defined unifying concept rather than five requests, it is the Company's view that the final two sentences of the Supporting Statement indicate that the only such possible "unifying," "essential objective" of the Submission would be the implementation of a proxy access procedure that does not "significantly impair the ability of shareholders to use proxy access." In this regard, the Company is further of the view that Paragraph 3 of the Revised Submission does not relate to that "unifying concept" and, as such, the Revised Submission may be excluded in reliance on Rule 14a-8(c).

- As discussed, the Company believes that the Revised Submission should not be viewed as a single proposal; however, should the Staff disagree with the Company's view in this regard, such a position necessitates the determination that the Revised Submission may then properly be excluded in reliance on Rule 14a-8(i)(10).

---

5 *See* the incoming no-action request in *The Goldman Sachs Group, Inc.* (Mar. 7, 2012). The Staff's response in that matter is discussed below in Section II.B.1.

- *Rule 14a-8(i)(10)* – A determination that the Revised Submission may not be excluded in reliance on Rule 14a-8(c) would necessitate the reasoning that the Revised Submission should be viewed as five requests that comprise a single proposal because they all have one unifying concept – implementation of a proxy access procedure that does not "significantly impair the ability of shareholders to use proxy access." If viewed as a single proposal, the Revised Submission and Supporting Statement consist almost entirely of a request for a proxy access procedure that includes Proponent-specified terms relating to five topics. Despite the Revised Submission's efforts at semantics with the intent of causing the reader to reach the conclusion that there is an "essential objective" for purposes of Rule 14a-8(c) but not for purposes of Rule 14a-8(i)(10), it is necessarily so that if there such an "essential objective" for one purpose in Rule 14a-8, there is an "essential objective" for all purposes in Rule 14a-8. As such, the Company is of the view that it has substantially implemented the Revised Submission for purposes of Rule 14a-8(i)(10). The Staff has addressed numerous proxy access proposals in the context of Rule 14a-8 and has consistently found that they each have an "essential objective" that may be deemed "substantially implemented" for purposes of Rule 14a-8(i)(10), even where that implementation does not match every item in the shareholder proposal. For example, in *Amazon.com, Inc.* (Mar. 3, 2016), the Staff addressed an analytically identical proposal in which the company had adopted a proxy access bylaw that included provisions that did not match many of the terms sought in the proposal.[6] The Staff concurred in the view that the proposal could be excluded in reliance on Rule 14a-8(i)(10), stating "We note your representation that the board has adopted a proxy access bylaw that addresses the proposal's essential objective."

In summary, the Company is of the view that the Revised Submission should be viewed as five separate proposals, as the entire Revised Submission may not be viewed as "substantially implemented" unless each of the five "essential unified elements" has been "substantially implemented" individually. In this regard, the Company notes that, while the Proponent attempts to frame the Revised Submission as a single, unified proposal, it also includes specific language in the "Resolved" clause that negates this attempt. If, despite the language of the Revised Submission, the Staff considers the five elements in the Revised Submission as being bound by a single unifying concept, the Company is of the view that, while Paragraphs 1, 2, 4 and 5 of the Revised Submission may fall within that single unifying concept of implementing a proxy access procedure that does not "significantly impair the ability of shareholders to use proxy access," Paragraph 3 does not share that unifying concept and the Revised Submission does not comply

---

6 The incoming request in *Amazon.com, Inc.* described the proposal in that matter as follows: "Virtually all of the 487 words comprising the Proposal and its brief supporting statement consist of an extensive list of proxy access terms requested by the Proponent. The proxy access provisions addressed in the Proposal can be grouped into 11 topics, some of which have multiple prongs."

with Rule 14a-8(c). Alternatively, if the Staff disagrees with the Company's view and finds that the Revised Submission complies with Rule 14a-8(c) because the entire Revised Submission comprises a single proposal, then recent Staff precedent necessitates the view that the Revised Submission be deemed substantially implemented for purposes of Rule 14a-8(i)(10) because the Company has addressed the Revised Submission's "essential objective" by adopting the Proxy Access By-law.

B. The Revised Submission May Be Omitted in Reliance on Rule 14a-8(c) Because It Constitutes Multiple Proposals

The Company is of the view that it may omit the Revised Submission from its 2017 Proxy Materials because the Proponent has combined different proposals into a single submission and, as such, has failed to comply with the "one proposal" requirement of Rule 14a-8(c).

1. The Revised Submission Constitutes More Than One Proposal

Rule 14a-8(c) provides that a stockholder may submit only one proposal per stockholder meeting. The Staff has consistently recognized that Rule 14a-8(c) permits the exclusion of proposals combining separate and distinct elements which lack a single well-defined unifying concept, even if the elements are presented as part of a single program and relate to the same general subject matter. For example, in *Parker-Hannifin Corp.* (Sep. 4, 2009), the Staff concurred in the exclusion of a proposal that sought to create a "Triennial Executive Pay Vote program" that consisted of three elements: (i) a triennial executive pay vote to approve the compensation of the company's executive officers; (ii) a triennial executive pay vote ballot that would provide shareholders an opportunity to register their approval or disapproval of three components of the executives' compensation; and (iii) a triennial forum that would allow shareholders to comment on and ask questions about the company's executive compensation policies and practices. The company argued that, while the first two parts were clearly interconnected, implementation of the third part would require completely distinct and separate actions. The Staff agreed, specifically noting that the third part of the proposed program was a "separate and distinct matter" from the first and second parts of the proposed program and, therefore, that all of the proposals could be excluded. In *PG&E Corp.* (Mar. 11, 2010), the Staff concurred with exclusion of a proposal asking that, pending completion of certain studies of a specific power plant site, the company: (i) mitigate potential risks encompassed by those studies; (ii) defer any request for or expenditure of public or corporate funds for license renewal at the site; and (iii) not increase production of certain waste at the site beyond the levels then authorized. Notwithstanding that the proponent argued the steps in the proposal would avoid circumvention of state law in the operation of the specific power plant, the Staff specifically noted that "the proposal relating to license renewal involves a separate and distinct matter from the proposals relating to mitigating risks and production level." *See also Duke Energy Corp.* (Feb. 27, 2009) (concurring in the exclusion of a proposal requiring the company's directors to own a requisite amount of the company's stock, to disclose all conflicts of interest and to be compensated only in the form of the company's common stock); *Morgan Stanley* (Feb. 4, 2009) (concurring with the exclusion of a proposal requesting stock ownership guidelines for director candidates, new conflict of interest disclosures and restrictions on director compensation); *General Motors Corp.* (Apr. 9, 2007) (concurring in the exclusion of a proposal seeking shareholder approval for the restructuring of the company through numerous transactions); and *Centra Software, Inc.* (Mar. 31, 2003) (concurring in the exclusion of a proposal requesting amendments to the bylaws to require separate meetings of the independent directors and that the chairman of the board not be a company officer or employee, where the company argued the proposals would amend "quite different provisions" of the bylaws and were therefore unrelated).

With regard to a proposal that was very similar to the Revised Submission, the Staff concurred that multiple proposals exist when one part of a stockholder's submission addresses matters or actions that arise as a result of implementation of another part of the submission. Specifically, in *The Goldman Sachs Group, Inc.* (Mar. 7, 2012), the Staff concurred in the exclusion of a proposal that sought amendments to the company's governance documents to "allow shareowners to make board nominations" under the procedures set forth in the proposal. While the supporting statement framed the proposal as a "standard proxy access proposal," one element of the proposal sought to prescribe the manner in which the Company, its board, and its officers defined "change in control," which the company argued was a separate matter from the issue addressed in the Proposal's other elements – providing stockholders proxy access. The Staff agreed with the company, noting that the single "change in control" element contained a proposal that was separate from the "proxy access" proposal comprised of the remaining elements. Accordingly, the Staff stated that the "change in control" element "constitutes a separate and distinct matter from the proposal related to inclusion of shareholder nominations for director" in the company's proxy materials.

There is significant Staff precedent describing the broader application of Rule 14a-8(c). For example, in *HealthSouth Corp.* (Mar. 28, 2006), the proposal sought to amend the company's bylaws to (i) grant shareholders the power to increase the size of the board and (ii) allow shareholders to fill any director vacancies created by such an increase. The Staff concurred that the proposal constituted multiple proposals, even though the proponent claimed that the proposals were related to the single concept of giving shareholders the power to add directors of their own choosing. In *Exxon Mobil Corp.* (Mar. 19, 2002), the Staff concurred that multiple proposals were involved in a submission requesting that the election of directors include a slate of nominees larger than the number of available board seats and that the additional nominees come from individuals with experience from a variety of shareholder groups, notwithstanding the proponent's claim that the proposals related to the single concept of diversification of the board.

In *Allstate Corp.* (Jan. 29, 1997), the Staff concurred that a submission constituted multiple proposals when it requested that the company adopt cumulative voting and then avoid certain actions that the proponent indicated may indirectly impair the effectiveness of cumulative voting.

As an initial matter, it is the Company's view that the language of the Revised Submission necessitates that the five elements in the Revised Submission be viewed as five separate proposals and not a single proposal that is unified by the concept of implementing a proxy access procedure that does not "significantly impair the ability of shareholders to use proxy access." In this regard, the "Resolved" clause clearly states that the five terms are to be viewed as individual "essential unified elements," each of which is required for substantial implementation of the Revised Submission. The Revised Submission's inclusion of the self-serving and conclusory word "unified" (changing the phrase "essential elements" to "essential unified elements") is in no way sufficient to demonstrate that the five separate requests are joined by a single well-defined unifying concept for purposes of Rule 14a-8(c). If, as the "Resolved" clause of the Revised Submission provides, each of the five elements must be substantially implemented individually for the Revised Submission itself to be deemed "substantially implemented," then each of the five requests must necessarily be viewed as a separate proposal with no unifying concept that can be otherwise substantially implemented. It is the Company's view that this necessitates a determination that the Revised Submission is not consistent with the requirements of Rule 14a-8(c).[7]

If the Revised Submission is to be viewed as a single proposal, each of the five topics must share a "single well-defined unifying concept." As such, it is necessary to identify that unifying concept. As discussed above, the Original Submission was revised to include a statement that the "sole goal" of the Revised Submission is to make the Company's proxy access procedure "more workable." As this phrase is by no means "well-defined" and would be subject to a different interpretation by each stockholder voting on the Revised Submission, the Revised Submission maintains the language in the Original Submission which stated what Proponent is attempting to accomplish. Specifically, the final paragraph of the Revised Submission continues to state that its adoption "remedy" issues in the Proxy Access By-law that "significantly impair the ability of shareholders to use proxy access." Should the Staff be of the view that this language provides a single well-defined unifying concept for the Revised Submission, the precedent discussed above shows that the Revised Submission should still be deemed to constitute two separate proposals. Like the proposal in *Goldman Sachs* and the proposals in the other precedent discussed above, the Revised Submission's Paragraph 3 contains an element –

---

7 The Proponent asserts in the Submission that "[i]n 2016 a number of companies asked their shareholders to approve multifaceted 400-word proxy access bylaw provisions by voting on a single ballot item. The SEC Staff did not require any company to submit multiple proposals." This argument does not support the Staff finding that the Submission is consistent with Rule 14a-8(c). The requirements of 14a-8(c) differ from the requirements of Exchange Act Rule 14a-4(a)(3), and are not applicable to public companies.

seeking to prescribe how the Board identifies qualified new candidates for the Board – that is a separate matter from the proxy access concept that unifies the Proposal's other paragraphs. Thus, the Revised Submission does not constitute a single proposal under Rule 14a-8(c). While the Supporting Statement states that the Proposal would "remedy" the Proxy Access By-law's "impair[ment] of shareholders to use proxy access," Paragraph 3 of the Proposal has a broad application with limited impact upon providing stockholders with the ability to nominate director candidates and have those candidates included in the Company's proxy materials. Contrary to the assertion in the introductory language of the Proposal that each of the Proposal's elements relates to "allowing shareowner nominated candidates to be included in the company's proxy materials," Paragraph 3 addresses the minimum number of votes that a previous proxy access candidate must receive in order to be qualified to appear as a proxy access candidate in the following proxy statement's ballot. Thus, unlike the other parts of the Proposal, the action requested under Paragraph 3:

- does not relate to the rights of stockholders; instead, it seeks to directly affect the manner in which the Board may establish criteria to be used to identify qualified candidates for the Board;

- does not affect provisions in the Company's governing documents that deal with the nomination of or solicitation of votes for directors; instead, it addresses the Board's authority to exercise its responsibilities under the governance documents; and

- would operate independently of the proxy access provisions in the rest of the Proposal, in that it would limit the Company's ability to choose the criteria to identify qualified nominees regardless of any use of a proxy access right by stockholders.

Paragraph 3 is separate and distinct from the rest of the Revised Submission because it is not essential to implementing a proxy access procedure that does not "significantly impair the ability of shareholders to use proxy access." Instead, Paragraph 3 addresses a much broader topic (*i.e.*, the Board's ability to set qualifications for Board membership). Similar to the change in control restrictions found in *Goldman Sachs*, which the Staff concurred were distinct from a proposed proxy access right, Paragraph 3's attempt to establish a standard for Board qualification is distinct from providing stockholders with proxy access for director nominees. Merely asserting in the introductory language of the Revised Submission that each element is unified and is part of a single program does not create a single unifying concept, as demonstrated by the introductory language in the *Goldman Sachs* proposal. Likewise, as with the *Parker-Hannafin*, *HealthSouth*, *Exxon Mobil* and *Allstate* precedent cited above, the fact that Paragraph 3 addresses a possible consequence of implementing the other elements of the Revised Submission does not make it part of a single proposal.

The Supporting Statement states that the Proxy Access By-law "contains restrictive bureaucratic provisions that significantly impair the ability of shareholders to use proxy access," and adoption of the Revised Submission would "largely remedy that situation." Further, the "Resolved" clause notes that the Revised Submission would "allow[ ] shareholder nominated candidates to be included in the company's proxy materials." However, Paragraph 3 of the Revised Submission would have the separate effect of dictating the qualifications that the Board of Directors can adopt for the purpose of establishing qualifications for all board candidates. As such, Paragraph 3 of the Revised Submission constitutes a separate proposal.

For these reasons, the Company is of the view that the entire Revised Submission properly may be omitted from the Company's 2017 Proxy Materials under Rule 14a-8(c).

C. The Revised Submission May Be Omitted in Reliance on Rule 14a-8(i)(10), As the Company Has Substantially Implemented the Revised Submission

Rule 14a-8(i)(10) permits a company to omit a proposal from its proxy materials if the company has substantially implemented the proposal. The Commission stated in 1976 that this exclusion in Rule 14a-8 is "designed to avoid the possibility of stockholders having to consider matters which already have been favorably acted upon by management." *See Exchange Act Release No. 12598* (Jul. 7, 1976).

As discussed above, if the Revised Submission is viewed as a single proposal, there must be a single, well-defined unifying concept that unites the five separate requests in the Revised Submission (*i.e.*, implementing implementation of a proxy access procedure that does not "significantly impair the ability of shareholders to use proxy access."). If the Staff determines that there is a single, well-defined unifying concept, then the Proxy Access By-law compares favorably with and substantially implements this essential objective of the Revised Submission. Consistent with the Staff's extensive precedent regarding the application of Rule 14a-8(i)(10) to proxy access bylaws, as discussed below, the Proxy Access By-law satisfies the "substantial implementation" standard in Rule 14a-8(i)(10) because it achieves the Revised Submission's essential objective – the Proxy Access By-law implements a proxy access procedure that does not "significantly impair the ability of shareholders to use proxy access."

1. Prior Staff Positions Regarding the Application of Rule 14a-8(i)(10) to "Proxy Access" Proposals Show that the Company has Substantially Implemented the Revised Submission

a. Rule 14a-8(i)(10) Background

Rule 14a-8(i)(10) permits a company to exclude a stockholder proposal from its proxy materials if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." *See Exchange Act Release No. 12598* (Jul. 7, 1976). In 1983, the Commission adopted an interpretation to the rule to permit the omission of proposals that had been "substantially implemented." *See Exchange Act Release No. 20091* (Aug. 16, 1983). The Commission codified this revised interpretation in *Exchange Act Release No. 40018* at n.30 (May 21, 1998) ("the ***1998 Release***").

The Staff has indicated that a company will have "substantially implemented" a proposal if the company's "policies, practices and procedures, as well as its public disclosures, compare favorably with the guidelines of the proposal." *See Duke Energy Corp.* (Feb. 21, 2012) (concurring with the omission of a proposal requesting the formation of a board committee to review and report on actions the company could take to reduce greenhouse gas emissions as substantially implemented because the company's policies, practices and procedures, as disclosed in its Form 10-K and annual sustainability report, compare favorably with the guidelines of the proposal). As such, it is evident that Rule 14a-8(i)(10) does not require a company to implement every detail of a proposal. Further, a company need not implement a proposal in exactly the same manner set forth by the proponent. In *General Motors Corp.* (Mar. 4, 1996), for example, the company observed that the Staff has not required that a company implement the action requested in a proposal exactly in all details but has been willing to issue no-action letters under the predecessor of Rule 14a-8(i)(10) in situations where the "essential objective" of the proposal had been satisfied.

b. The Staff's Application of Rule 14a-8(i)(10) to "Proxy Access" Proposals

The Staff has addressed this "essential objective" analysis in a number of recent situations involving the application of Rule 14a-8(i)(10) to "proxy access" proposals that seek to have companies adopt bylaw provisions that provide certain stockholders with the right to have their director nominees included in the company's proxy materials. In each instance, the Staff has concurred in exclusion of a "proxy access" proposal in reliance on Rule 14a-8(i)(10) where the company has implemented the essential objective of implementing proxy access, even where the company's specific terms may differ to some degree from the terms sought by the proposal. For example, in *Amazon.com, Inc.* (Mar. 3, 2016), the Staff concurred in the exclusion of a proxy access proposal in which the company indicated that it had adopted a proxy access bylaw, thus achieving the essential objective of the proposal, and although the specific terms of the bylaw and the proposal differed, the proxy access bylaw "address[ed] each of the essential elements of the proposal." The Staff took the same position in letters to, for example, *Capital One Financial Corp.* (Feb. 12, 2016); *Time Warner Inc.* (Feb. 12, 2016); *Alaska Air Group, Inc.* (Feb. 12, 2016); *Baxter International Inc.* (Feb. 12, 2016); *General Dynamics Corp.* (Feb. 12, 2016); and *Target Corp.* (Feb. 12, 2016). Indeed, as noted above, several of these Staff precedents involved proposals submitted by the Proponent.

2. The Revised Submission Has Been Substantially Implemented through the Company's Proxy Access By-law

As discussed above, if each paragraph of the Revised Submission is not to be viewed as a separate proposal for purposes of Rule 14a-8(c), the Revised Submission must be viewed as a proposal seeking the essential objective of implementing a proxy access procedure that does not "significantly impair the ability of shareholders to use proxy access." Just as in *Amazon.com, Inc.* and the other Staff precedent noted above, the Company's Proxy Access By-law achieves this "essential objective" of the Revised Submission.

As an initial matter, the Revised Submission does not object to the fundamental terms of the Proxy Access By-law – the implementation of a proxy access procedure for a stockholder or group of stockholders that has held 3% of the Company's common stock for a minimum of three years. The procedural requirements of the Proxy Access By-law to which the Proponent objects were included by the Board to assist in its implementation of proxy access for eligible stockholders. Far from "significantly impair[ing] the ability of shareholders to use proxy access," as the Proponent argues, the procedural requirements are composed of certain safeguards to ensure that the Proxy Access By-law is made available to eligible stockholders, allows for an orderly process for the Company and its stockholders to effectively ascertain the qualifications of any nominating stockholder or group of stockholders, and permits the Board to meet its fiduciary responsibilities confirming the eligibility of each director candidate. Further, these procedural requirements are common among other public companies that have implemented a proxy access procedure.

The following discussion demonstrates how the Proxy Access By-law compares favorably with the list of terms in the Revised Submission.

Number of Nominees	
The Revised Submission: The Revised Submission states that "[t]he number of shareholder-nominated candidates eligible to appear in proxy materials shall be one quarter of the directors then serving or two, whichever is greater."	**Bylaws:** Section 2.20(d) states that "The maximum number of Stockholder Nominees . . . that may be included in the corporation's proxy materials with respect to an annual meeting of stockholders shall not exceed twenty percent (20%) of the number of directors in office . . . or if such amount is not a whole number, the closest whole number below twenty percent (20%) . . . ."

This Proxy Access By-law provision is consistent with the essential objective of implementing a proxy access procedure that does not "significantly impair the ability of shareholders to use proxy access." The provision operates solely to limit the number of proxy access candidates that may appear on the Company's ballot. The provision does not disqualify any stockholder or members of a nominating group from using proxy access and, in addition, does not interfere with state law nomination rights and does not introduce complexity to the nominating process. Given that the Company's provision would operate only after proxy access had been utilized, this aspect of the Revised Submission addresses the type of collateral issue that the "substantial implementation" standard under Rule 14a-8(i)(10) is intended to avoid.

This type of provision was specifically addressed in numerous proxy access proposal no-action requests that have already been considered, and favorably decided, by the Staff. Notably, in *Newell Rubbermaid Inc.* (Mar. 9, 2016), the Staff considered a request under Rule 14a-8(i)(10) to exclude a proxy access stockholder proposal as substantially implemented, where the company had adopted proxy access with a 20% board limitation, and the proposal specifically requested that the "number of shareholder-nominated candidates appearing in proxy materials should not exceed one quarter of directors then serving or two, whichever is greater." In this case, the Staff concurred that the company had substantially implemented the proposal under the standards of Rule 14a-8(i)(10) and noted that the company's proxy access bylaw addressed the proposal's "essential objective," notwithstanding that the company's proxy access bylaw contained a limitation that proxy access candidates may not exceed 20% of board seats. *See also Eastman Chemical Co.* (Mar. 9, 2016); *Amazon.com, Inc.* (cited above); *General Dynamics Corp.* (cited above); *UnitedHealth Group Inc.* (Feb. 12, 2016); and *Western Union Co.* (Feb. 12, 2016).

We believe that the same conclusion applies here. Just as in the cited precedent, the Proxy Access By-law allows proxy access candidates to constitute up to 20% of board seats; however, this element of the Revised Submission requests that up to 25%, or no less than two, board seats be available for proxy access candidates. As shown by the Staff's position in the foregoing situations, despite the Proponent's personal disagreement with this term of the Proxy Access By-law, the Company has substantially implemented the essential objective of the Revised Submission.

Ownership Threshold – Approach to "Loaned Securities"	
The Revised Submission: The Revised Submission states that "[l]oaned securities shall be counted as belonging to a nominating shareholder if the shareholder represents it: (a) has the legal right to recall those securities for voting purposes, (b) will vote the securities at the shareholder meeting and (c) will hold those securities through the date of the annual meeting."	**Bylaws:** Section 2.20(e) states that "A person's ownership of shares shall be deemed to continue during any period in which (i) the person has loaned such shares, provided, that the person has the power to recall such loaned shares on five (5) business days' notice; or (ii) the person has delegated any voting power by means of a proxy, power of attorney or other instrument or arrangement that is revocable at any time by the person."

This Proxy Access By-law provision is consistent with the essential objective of implementing a proxy access procedure that does not "significantly impair the ability of shareholders to use proxy access." The provision operates solely to ensure that eligible stockholders have a significant ownership interest in the Company's common stock that demonstrates a long-term commitment to the Company and its stockholders. Indeed, it permits the counting of loaned securities; it simply does not do so in exactly the way the Proponent would personally prefer.

The Staff has favorably decided numerous proxy access proposal no-action requests regarding proxy access with similar proposed terms for recallable loaned shares, when the company bylaws counted loaned shares recallable on three business days' notice towards the ownership threshold. *See, e.g.*, *Chemed Corp.* (Mar. 9, 2016); *Eastman Chemical Co.* (cited above); *Newell Rubbermaid Inc.* (cited above); *ITT Corp.* (Mar. 2016); *Reliance Steel &*

Aluminum Co. (Feb. 26, 2016); *Alaska Air Group, Inc.* (cited above); *Baxter International Inc.* (cited above); *Capital One Financial Corp.* (cited above); *Science Applications International Corp.* (Feb. 12, 2016); *Target Corp.* (cited above); and *UnitedHealth Group, Inc.* (cited above).

Group Size to Satisfy Ownership Threshold	
The Revised Submission: The Revised Submission states that "[n]o limitation shall be placed on the number of shareholders that can aggregate their shares to achieve the 3% "Required Shares," outstanding shares of the Company entitled to vote in the election of directors."	**Bylaws:** Section 2.20(a) states that "the corporation shall include in its proxy materials for such annual meeting of stockholders the name . . . of any person or persons . . . nominated for election to the Board of Directors . . . by a stockholder that satisfies, or by a group of no more than twenty (20) stockholders that satisfy, the requirements of this Section 2.20 . . . ."

This Proxy Access By-law provision is consistent with the essential objective of implementing a proxy access procedure that does not "significantly impair the ability of shareholders to use proxy access." Rather than impair the ability of stockholders to use proxy access, this provision merely addresses administrative concerns in a manner that is common among public companies that have adopted a proxy access bylaw.

This type of provision was specifically addressed in numerous proxy access proposal no-action requests that have already been considered, and favorably decided, by the Staff. Notably, throughout this year, the Staff has considered requests under Rule 14a-8(i)(10) to exclude proxy access stockholder proposals as substantially implemented, where companies had adopted proxy access with a 20-stockholder nominating group limitation, and the proposals specifically requested proxy access for "a shareholder or an unrestricted number of shareholders forming a group." In numerous cases, the Staff concurred that the company had substantially implemented the proposal under the standards of Rule 14a-8(i)(10) and noted that the company's proxy access bylaw addressed the proposal's "essential objective," notwithstanding that the company's proxy access bylaw contained a 20-stockholder group aggregation provision. *See, e.g.*, *Amazon.com, Inc.*; *Capital One Financial Corp.*; *Time Warner Inc.*; and *Alaska Air Group* (all cited above).

We believe that the same conclusion applies here. Just as in the cited precedent, the Proxy Access By-law allows groups of up to 20 stockholders to aggregate their holdings to meet the required ownership threshold; however, this element of the Revised Submission requests that an unlimited number of stockholders be allowed to aggregate their holdings. As shown by the Staff's position in the foregoing situations, despite the Proponent's personal disagreement with this term of the Proxy Access By-law, the Company has substantially implemented the essential objective of the Revised Submission.

Eligibility to Stand for Reelection	
The Revised Submission: The Revised Submission states that "[n]o limitation shall be placed on the re-nomination on shareholder nominees based on the number or percentage of votes received in any election."	**Bylaws:** Section 2.20(j) states that "[a]ny Stockholder Nominee who is included in the corporation's proxy materials for a particular annual meeting of stockholders but either (i) withdraws from or becomes ineligible or unavailable for election at the annual meeting . . . or (ii) is not elected to the Board of Directors and does not receive a number of votes cast in favor of his or her election equal to at least twenty-five percent (25%) of the number of shares present and entitled to vote in the election of directors, will be ineligible to be a Stockholder Nominee pursuant to this Section 2.20 for the next two (2) annual meetings."

This Proxy Access By-law provision is consistent with the essential objective of implementing a proxy access procedure that does not "significantly impair the ability of shareholders to use proxy access." As discussed above, the Company views this provision as operating more broadly than in just the proxy access context; however, if viewed as being limited to a proxy access topic, this provision would operate solely to limit the qualification of a particular individual as a proxy access nominee and applies only once that individual has already served as a proxy access candidate and failed to obtain the specified level of votes, comparable to the operation of the shareholder proposal resubmission threshold of Rule 14a-8(i)(12). The Company believes that this provision is consistent with the Revised Submission's essential objective and does not disqualify any stockholder or members of a nominating group from using proxy access, interfere with state law nomination rights, or introduce complexity to the nominating process.

The Staff has previously concurred in the exclusion under Rule 14a-8(i)(10) of proxy access stockholder proposals where companies had adopted proxy access with a procedural limitation with respect to renomination, even though such procedural limitations and restrictions were not contemplated by the proposals. *See, e.g.*, *Quest Diagnostics* (Mar. 17, 2016); *Chemed Corp.* (cited above); *Eastman Chemical Co.* (cited above); *Newell Rubbermaid, Inc.* (cited above); *Amazon.com, Inc.* (cited above); *Fluor Corp.* (Mar. 3, 2016); *International Paper Co.* (Mar. 3, 2016); *McGraw Hill Financial, Inc.* (Mar. 3, 2016); *Sempra Energy* (Mar. 3, 2016); *Reliance Steel & Aluminum Co.* (cited above); *United Continental Holdings, Inc.* (Feb. 26, 2016); *Alaska Air Group, Inc.* (cited above); *The Dun & Bradstreet Corp.* (Feb. 12, 2016); *General Dynamics Corp.* (cited above); *Science Applications International Corp.* (cited above); *Target Corp.* (cited above); *Time Warner, Inc.* (cited above); *UnitedHealth Group, Inc.* (cited above); and *Western Union Co.* (cited above).

Statement of Intent to Hold Shares	
The Revised Submission: The Revised Submission states that "[t]he bylaws shall not require that a nominator provide a statement of intent to continue to hold the required percentage of shares after the annual meeting."	**Bylaws:** Section 2.20(f)(vi) states that an Eligible Stockholder must provide in writing "an undertaking that the Eligible Stockholder . . . agrees to . . . own the Required Shares through the date of the annual meeting . . . ."

As noted from the language above, this topic of the Revised Submission is fully implemented because the Proxy Access By-law mimics the Revised Submission's request, as both require the shares to be held through, but not after the date of the annual meeting. Even if this matter was not considered to be fully implemented, this type of provision was specifically addressed in numerous proxy access proposal no-action requests that have already been considered and favorably decided by the Staff. Specifically, the Staff has considered requests under Rule 14a-8(i)(10) to exclude proxy access stockholder proposals as substantially implemented, where companies had adopted a proxy access bylaw provision that required a nominating stockholder to represent that it intends to hold the required minimum number of shares for a required time period, but the proposals did not contemplate that procedural requirement. In those cases, the Staff concurred that the company had substantially implemented the proposal under the standards of Rule 14a-8(i)(10) and noted that the proxy access bylaw addressed the proposal's "essential objective," notwithstanding the fact that the company's proxy access bylaw contained a requirement that the nominating stockholder represent an intent to hold the required minimum number of shares for a period following a proxy access nomination. *See, e.g.*, *General Dynamics Corp.* (Feb. 12, 2016); and *General Electric Co.* (Mar. 3, 2015).

As the foregoing discussion demonstrates, the Revised Submission – if viewed as a single proposal for purposes of Rule 14a-8 – and the Proxy Access By-law have identical proxy access eligibility thresholds (both in terms of percent and duration of ownership), but differ on a list of specific, procedural terms regarding the administration and implementation of proxy access. These differences do not have an impact on the basic determination that the Company has substantially implemented the essential objective of the Revised Submission – the Company has implemented a proxy access procedure that does not "significantly impair the ability of shareholders to use proxy access." Accordingly, consistent with the extensive precedent discussed above, the Company is of the view that it has substantially implemented the Revised Submission for purposes of Rule 14a-8(i)(10) and that it may omit the Revised Submission from its 2017 Proxy Materials in reliance on Rule 14a-8(i)(10).

III. CONCLUSION

For the reasons discussed above, the Company believes that it may properly omit the Revised Submission and Supporting Statement from its 2017 Proxy Materials in reliance on Rule 14a-8. As such, we respectfully request that the Staff concur with the Company's view and not recommend enforcement action to the Commission if the Company omits the Proposal and Supporting Statement from its 2017 Proxy Materials. If we can be of further assistance in this matter, please do not hesitate to contact me at (202) 778-1611.

Sincerely,

Martin P. Dunne / RAZ

Martin P. Dunn
of Morrison & Foerster LLP

Attachments

cc: John Chevedden
Collin G. Smyser, Vice President, Corporate Secretary, Walgreens Boots Alliance, Inc.
Mark L. Dosier, Director, Securities Law, Walgreens Boots Alliance, Inc.

Exhibit A

From:	***FISMA & OMB Memorandum M-07-16***
To:	Reed, Jan
Cc:	Mathas, Lydia; Smyser, Collin
Subject:	Rule 14a-8 Proposal (REED)``
Date:	Sunday, August 07, 2016 10:59:54 PM
Attachments:	CCE07082016.pdf

Dear Ms. Reed

Please see the attached rule 14a-8 proposal to enhance long-term shareholder value.

Sincerely,

John Chevedden

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

Ms. Jan Stern Reed
Corporate Secretary
Walgreens Boots Alliance, Inc. (WBA)
108 Wilmot Road
Deerfield, Illinois 60015
PH: 847 914-2500
FX: 847-914-2804
FX: 847-914-3652

Dear Ms. Reed,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This Rule 14a-8 proposal is intended as a low-cost method to improve compnay performance. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,

John Chevedden — August 7, 2016
Date

cc: Lydia Mathas <lydia.mathas@walgreens.com>
Assistant Corporate Secretary
PH: 847-315-3267
FX: 847-914-3777
Collin Smyser <Collin.Smyser@wba.com>

[WBA – Rule 14a-8 Proposal, August 5, 2016 – This line is not for publication]

Proposal [4] - Shareholder Proxy Access Enhancement

RESOLVED: Shareholders ask our Board of Directors to revise our company "Proxy Access for Director Nominations" and associated bylaws as follows:

1. The number of shareholder-nominated candidates eligible to appear in proxy materials shall be one quarter of the directors then serving or two, whichever is greater. With nine directors, current bylaws allow only up to one proxy access candidate.
2. No limitation shall be placed on the number of shareholders that can aggregate their shares to achieve the 3% "Required Shares," outstanding shares of the Company entitled to vote in the election of directors. Under current provisions, even if the 20 largest public pension funds were able to aggregate their shares, they would not meet the 3% criteria at most companies examined by the Council of Institutional Investors.
3. No limitation shall be placed on the re-nomination of shareholder nominees based on the number or percentage of votes received in any election. Such limitations do not facilitate the shareholders' traditional state law rights and add unnecessary complexity.
4. The bylaws shall not require that a nominator provide a statement of intent to continue to hold the required percentage of shares after the annual meeting. If their candidate(s) lose, they may want to move their investment elsewhere.
5. Loaned securities shall be counted as belonging to a nominating shareholder if the shareholder represents it:
(a) has the legal right to recall those securities for voting purposes,
(b) will vote the securities at the shareholder meeting and
(c) will hold those securities through the date of the annual meeting.
Loaning securities to a third party with recall provisions greater than five days is not inconsistent with a long-term investment in a company.

Proxy access would "benefit both the markets and corporate boardrooms, with little cost or disruption," raising US market capitalization by up to $140 billion. This is according to a cost-benefit analysis by the Chartered Financial Analyst Institute, *Proxy Access in the United States: Revisiting the Proposed SEC Rule*.

Please vote to enhance shareholder value:

Shareholder Proxy Access Enhancement – Proposal [4]

[The above line is for publication.]

John Chevedden, ***FISMA & OMB Memorandum M-07-16*** sponsors this proposal.

Notes:
This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).

From:	***FISMA & OMB Memorandum M-07-16***
To:	Smyser, Collin
Cc:	Cohen, Ann; Marshall, Cheryl
Subject:	Rule 14a-8 Proposal Revision (WBA)``
Date:	Wednesday, August 10, 2016 1:40:11 PM
Attachments:	CCE10082016.pdf

Dear Mr. Smyser,
Please see the attached rule 14a-8 proposal to enhance long-term shareholder value.
Sincerely,
John Chevedden

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

Ms. Jan Stern Reed
Corporate Secretary
Walgreens Boots Alliance, Inc. (WBA)
108 Wilmot Road
Deerfield, Illinois 60015
PH: 847 914-2500
FX: 847-914-2804
FX: 847-914-3652

REVISED AUG. 10, 2016

Dear Ms. Reed,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This Rule 14a-8 proposal is intended as a low-cost method to improve compnay performance. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,

John Chevedden

Date: August 7, 2016

cc: Lydia Mathas <lydia.mathas@walgreens.com>
Assistant Corporate Secretary
PH: 847-315-3267
FX: 847-914-3777
Collin Smyser <Collin.Smyser@wba.com>

[WBA – Rule 14a-8 Proposal, August 5, 2016 – Lines in brackets are not for publication]
[Revised August 10, 2016]

Proposal [4] - Shareholder Proxy Access Enhancement

RESOLVED: Shareholders ask our Board of Directors to adopt, and present for shareholder approval, an enhancement package for the company bylaws allowing shareholder nominated candidates to be included in the company's proxy materials, with essential elements for substantial implementation as follows:

1. The number of shareholder-nominated candidates eligible to appear in proxy materials shall be one quarter of the directors then serving or two, whichever is greater. With nine directors, current bylaws allow only up to one proxy access candidate.
2. No limitation shall be placed on the number of shareholders that can aggregate their shares to achieve the 3% "Required Shares," outstanding shares of the Company entitled to vote in the election of directors. Under current provisions, even if the 20 largest public pension funds were able to aggregate their shares, they would not meet the 3% criteria at most companies examined by the Council of Institutional Investors.
3. No limitation shall be placed on the re-nomination of shareholder nominees based on the number or percentage of votes received in any election. Such limitations do not facilitate the shareholders' traditional state law rights and add unnecessary complexity.
4. The bylaws shall not require that a nominator provide a statement of intent to continue to hold the required percentage of shares after the annual meeting. If their candidate(s) lose, they may want to move their investment elsewhere.
5. Loaned securities shall be counted as belonging to a nominating shareholder if the shareholder represents it:
(a) has the legal right to recall those securities for voting purposes,
(b) will vote the securities at the shareholder meeting and
(c) will hold those securities through the date of the annual meeting.
Loaning securities to a third party with recall provisions greater than five days is not inconsistent with a long-term investment in a company.

Shareholder proxy access at US companies would "benefit both the markets and corporate boardrooms, with little cost or disruption," raising US market capitalization by up to $140 billion. This is according to a cost-benefit analysis by the Chartered Financial Analyst Institute, *Proxy Access in the United States: Revisiting the Proposed SEC Rule*. Although our company adopted a proxy access bylaw, it contains restrictive bureaucratic provisions that significantly impair the ability of shareholders to use proxy access. Adoption of this requested enhancement package would largely remedy that situation.

Please vote to enhance shareholder value:
Shareholder Proxy Access Enhancement – Proposal [4]
[The above line is for publication.]

John Chevedden, ***FISMA & OMB Memorandum M-07-16*** sponsors this proposal.

Notes:
This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).

From:	***FISMA & OMB Memorandum M-07-16***
To:	Smyser, Collin
Cc:	Cohen, Ann; Marshall, Cheryl
Subject:	Rule 14a-8 Proposal (WBA) blb
Date:	Monday, August 15, 2016 5:06:23 PM
Attachments:	CCE15082016.pdf

Mr. Smyser,
Please see the attached broker letter.
Sincerely,
John Chevedden

Personal Investing

PO Box 770001
Cincinnati, OH 45277-0045

Fidelity INVESTMENTS

WBA
Post-it® Fax Note 7671

Date 8-15-16	# of pages ▸
To Lydia Mathas	From John Chevedden
Co./Dept.	Co.
Phone #	Phone ***FISMA & OMB Memorandum M-07-16***
Fax # 847-914-3777	Fax #

August 15, 2016

John R. Chevedden
Via facsimile to: ***FISMA & OMB Memorandum M-07-16***

To Whom It May Concern:

This letter is provided at the request of Mr. John R. Chevedden, a customer of Fidelity Investments.

Please accept this letter as confirmation that as of the date of this letter, Mr. Chevedden has continuously owned no fewer than 100 shares of Walgreen Boots Alliance, Inc. (CUSIP: 931427108, trading symbol: WBA) and no fewer than 200 shares of Oshkosh Corporation, Inc. (CUSIP: 688239201, trading symbol: OSK) since July 1, 2015.

The shares referenced above are registered in the name of National Financial Services LLC, a DTC participant (DTC number: 0226) and Fidelity Investments affiliate.

I hope you find this information helpful. If you have any questions regarding this issue, please feel free to contact me by calling 800-800-6890 between the hours of 8:30 a.m. and 5:00 p.m. Central Time (Monday through Friday). Press 1 when asked if this call is a response to a letter or phone call; press *2 to reach an individual, then enter my 5 digit extension 48040 when prompted.

Sincerely,

George Stasinopoulos
Client Services Specialist

Our File: W968469-12AUG16

Exhibit B

Exhibit 3.1

AMENDED AND RESTATED
BY-LAWS
of
Walgreens Boots Alliance, Inc.
(A Delaware Corporation)

ARTICLE I
OFFICES

SECTION 1.1. *Registered Office*. The registered office of the corporation shall be located in the City of Wilmington, County of New Castle, State of Delaware. The name and address of its registered agent is The Corporation Trust Company.

SECTION 1.2. *Other Offices*. The corporation may have such other offices, either within or without the State of Delaware, as the Board of Directors may from time to time designate or as the business of the corporation may require.

ARTICLE II
STOCKHOLDERS

SECTION 2.1. *Annual Meeting*. The annual meeting of the stockholders of the corporation shall be held on such date and at such place and time as may be fixed by resolution of the Board of Directors. The Board of Directors may, in its sole discretion, determine that the meeting shall not be held at any place, but may instead be held solely by means of remote communication pursuant to and in accordance with Section 211(a) of the General Corporation Law of the State of Delaware.

SECTION 2.2. *Special Meetings*. (a) Special meetings of the stockholders may be called by the Chairman of the Board, by the Chief Executive Officer, by the President, by the Board of Directors or by the Secretary of the corporation at the written request of stockholders of record who have, or are acting on behalf of beneficial owners who have, not less than one-fifth of all of the outstanding shares of the corporation entitled to vote generally for the election of directors as of the record date fixed in accordance with this Section 2.2 of Article II of these By-laws to determine who may deliver a written request to call such special meeting. The Board of Directors shall determine the place, and fix the date and time, of any special meeting of stockholders. The Board of Directors may submit its own proposal or proposals for consideration at a special meeting called at the request of one or more stockholders.

(b) Any stockholder of record (whether acting for him, her or itself, or at the direction of a beneficial owner) may, by written notice to the Secretary (the “Record Date Request Notice”) by registered mail, return receipt requested, demand that the Board of Directors fix a record date to determine the stockholders who are entitled to deliver a written request to call a special meeting (such record date, the “Request Record Date”). The Record Date Request Notice must, to be in proper written form, set forth the information required by Section 2.15(b)(ii) of Article II of these By-laws (as though such meeting were an annual meeting), shall be signed by one or more stockholders of record as of the date of signature (or their agents duly authorized in a writing accompanying the Record Date Request Notice) and shall bear the date of signature of each such stockholder (or such agent). Upon receiving the Record Date Request Notice, the Board of Directors may fix a Request Record Date. The Request Record Date shall not precede and shall not be more than ten (10) days after the close of business on the date on which the resolution fixing the Request Record Date is adopted by the Board of Directors. If the Board of Directors, within twenty (20) days after the date on which a valid Record Date Request Notice is received, fails to adopt a resolution fixing the Request Record Date and make a public announcement of such Request Record Date, the Request Record Date shall be the close of business on the tenth (10th) day after the first date on which the Record Date Request Notice is received by the Secretary.

(c) A beneficial owner who wishes to deliver a written request to call a special meeting must cause the nominee or other person who serves as the stockholder of record of such beneficial owner's stock to sign the written request to call a special meeting. If a stockholder of record is the nominee for more than one beneficial owner of stock, the stockholder of record may deliver a written request to call a special meeting solely with respect to the shares of the corporation owned by the beneficial owner who is directing the stockholder of record to sign such written request to call a special meeting. Each written request to call a special meeting shall include the signature(s) of the stockholder(s) of record submitting such request and the date such request was signed, and the information required by Section 2.15(b)(ii) of Article II of these By-laws (as though such meeting were an annual meeting).

SECTION 2.3. *Places of Meeting*. The Board of Directors may designate any place, either within or without the State of Delaware, as the place of the meeting for any annual meeting or for any special meeting, or may designate that the meeting be held by means of remote communication. If no designation is made, the place of such meeting shall be the registered office of the corporation in the State of Delaware.

SECTION 2.4. *Notice of Meetings*. Written, printed or electronic notice stating the place, day and hour of the meeting, the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, and in case of a special meeting, the purpose or purposes for which the meeting is called, shall be delivered not less than ten (10) nor more than sixty (60) days before the date of the meeting or, in the case of a merger or consolidation or a sale, lease or exchange of all or substantially all of the property and assets of the corporation, not less than twenty (20) nor more than sixty (60) days before the date of the meeting, either personally, electronically in the manner provided in Section 232 of the General Corporation Law of the State of Delaware (except to the extent prohibited by Section 232(e) of the General Corporation Law of the State of Delaware) or by mail, by or at the direction of the Chairman of the Board, the Chief Executive Officer, the President, or the Secretary to each stockholder of record entitled to vote at such meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail, addressed to the stockholder at his or her address as it appears on the records of the corporation, with postage thereon prepaid. If notice is given by electronic transmission, such notice shall be deemed to be given at the times provided in the General Corporation Law of the State of Delaware.

SECTION 2.5. *Fixing of Record Date*. For the purpose of determining stockholders entitled to notice of or to vote at any meeting of stockholders, or stockholders entitled to receive payment of any dividend or other distribution or allotment of rights, or stockholders entitled to consent in writing to corporate action without a meeting, or for the purpose of any other lawful action, the Board of Directions of the corporation may fix a record date in advance, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and (i) in the case of the record date for the entitlement to notice of, or to vote at, a meeting of stockholders, such record date shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting, (ii) in the case of the record date for the entitlement to consent in writing to corporate action without a meeting, such record date shall not be more than ten (10) days after the date upon which the resolution fixing the record date is adopted and (iii) in case of the record date for the entitlement to receive payment of any dividend or other distribution or allotment of rights or for the purpose of any other lawful action, such record date shall not be more than sixty (60) days prior to such action. If no record date is fixed by the Board of Directors, (i) the record date for determining stockholders entitled to notice of and to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, (ii) the record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is required, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the corporation, (iii) the record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when prior action by the Board of Directors is required, shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action and (iv) the record date for determining stockholders entitled to receive payment of any dividend or other distribution or allotment of rights, or for the purpose of any other lawful action, shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto. When a determination of stockholders entitled to vote at any meeting of stockholders has been made as provided in this Section 2.5 of Article II of these By-laws, such determination shall apply to any adjournment thereof.

SECTION 2.6. *Voting Lists*. The officer who has charge of the stock ledger of the corporation shall prepare and make, at least ten (10) before every meeting of stockholders, a complete list of the stockholders entitled to vote at such meeting; provided, however, if the record date for determining the stockholders entitled to vote is less than 10 days before the meeting date, the list shall reflect the stockholders entitled to vote as of the tenth (10th) day before the meeting date, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Nothing contained in this Section 2.6 of Article II of these By-laws shall require the corporation to include electronic mail addresses or other electronic contact information on such list. Such list, for a period of at least ten days prior to such meeting, shall be open to the examination of any stockholder for any purpose germane to the meeting: (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (ii) during ordinary business hours, at the principal place of business of the corporation. In the event that the corporation determines to make the list available on an electronic network, the corporation may take reasonable steps to ensure that such information is available only to stockholders of the corporation. If the meeting is to be held at a place, then a list of stockholders entitled to vote at the meeting shall be produced and kept at the time and place of the meeting during the whole time thereof and may be examined by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then such list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting. The stock ledger shall be the only evidence as to who are the stockholders entitled to examine such list or stock ledger or to vote at any meeting of stockholders.

SECTION 2.7. *Quorum*. A majority of outstanding shares entitled to vote, present in person or by proxy, shall constitute a quorum at any meeting of stockholders; provided that if less than a majority of outstanding shares are represented at said meeting, a majority of the shares so represented may adjourn the meeting without further notice.

If a quorum is present, the affirmative vote of the majority of the shares present in person or represented by proxy at the meeting and entitled to vote on a matter shall be the act of the stockholders, unless the vote of a greater or different number or voting by classes is required by the General Corporation Law, the Certificate of Incorporation of the corporation or these By-laws.

SECTION 2.8. *Proxies*. A stockholder may vote by proxy executed in writing (or in such manner prescribed by the General Corporation Law of the State of Delaware) by the stockholder, or by his duly authorized attorney in fact. Without limiting the manner in which a stockholder may authorize another person or persons to act for such stockholder as proxy, a stockholder may appoint a proxy to vote or otherwise act for him or her by executing a writing authorizing another person or persons to act for such stockholder as proxy. Execution may be accomplished by the stockholder or such stockholder's authorized officer, director, employee or agent signing such writing or causing such person's signature to be affixed to such writing by any reasonable means including, but not limited to, by facsimile signature. Additionally, a stockholder may authorize another person or persons to act for such stockholder as proxy by transmitting or authorizing the transmission of a telegram, cablegram, or other means of electronic transmission to the person who will be the holder of the proxy or to a proxy solicitation firm, proxy support service organization or like agent duly authorized by the person who will be the holder of the proxy to receive such transmission, provided that any such telegram, cablegram or other means of electronic transmission must either set forth or be submitted with information from which it can be determined that the telegram, cablegram or other electronic transmission was authorized by the stockholder. If it is determined that such telegrams, cablegrams or other electronic transmissions are valid, the inspectors or, if there are no inspectors, such other persons making that determination shall specify the information upon which they relied. No stockholder may name more than three persons as proxies to attend and vote the stockholder's shares at any such meeting. Such proxy shall be filed with the Secretary of the corporation before or at the time of the meeting. No proxy shall be valid after 3 years from the date of its executing, unless otherwise provided in the proxy. Every duly executed proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. Such revocation may be affected by a writing delivered to the corporation stating that the proxy is revoked, or by a subsequent proxy executed by, or by attendance at the meeting and voting in person by, the person executing the proxy. The dates contained on the forms of the proxy presumptively determine the order of execution, regardless of the postmark dates on the envelopes in which they are mailed.

SECTION 2.9. *Voting of Shares*. Subject to the provisions of Section 2.11 of this Article II, each outstanding share, regardless of class, shall be entitled to one vote upon each matter submitted to a vote at a meeting of stockholders.

SECTION 2.10. *Voting of Shares by Certain Holders*. Shares of the corporation held by the corporation in a fiduciary capacity may be voted and shall be counted in determining the total number of outstanding shares entitled to vote at a given time.

Shares registered in the name of another corporation, domestic or foreign, may be voted by any officer, agent, proxy or other legal representative authorized to vote such shares under the law of incorporation of such corporation. The corporation may treat the president or other person holding the position of chief executive officer of such other corporation as authorized to vote such shares, together with any other person indicated and any other holder of an office indicated by the corporate stockholder to the corporation as a person or an office authorized to vote such shares as the by-laws of such corporation may prescribe, or, in the absence of such provision, as the board of directors of such corporation may determine.

Shares registered in the name of a deceased person, a minor ward or person under legal disability, may be voted by his or her administrator, executor, or court appointed guardian, either in person or by proxy without a transfer of such shares into the name of such administrator, executor, or court appointed guardian. Shares registered in the name of a trustee may be voted by him or her, either in person or by proxy.

Shares registered in the name of a receiver may be voted by such receiver, and shares held by or under the control of a receiver may be voted by such receiver without the transfer thereof into his or her name if authority to do so is contained in an appropriate order of the court by which such receiver was appointed. A stockholder whose shares are pledged shall be entitled to vote such shares until the shares have been transferred into the name of the pledgee, and thereafter the pledgee shall be entitled to vote the shares so transferred.

SECTION 2.11. *Cumulative Voting*. Stockholders shall be entitled to cumulative voting at elections of directors to the extent provided in or pursuant to the Certificate of Incorporation.

SECTION 2.12. *Voting by Ballot*. Voting on any question or in any election may be viva voce unless the presiding officer shall order that voting be by ballot.

SECTION 2.13. *Adjournments*. The Chairman of the Board of Directors or the President may adjourn the meeting from time to time, whether or not there is a quorum. No notice of the time and place, if any, of adjourned meetings need be given except as required by law. At an adjourned meeting at which a quorum is present or represented, any business may be transacted which could have been transacted at the meeting originally called. The stockholders present at a duly called meeting at which a quorum is present may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

SECTION 2.14. *Inspectors of Election*. The Board of Directors, in advance of any meeting of stockholders, shall appoint one or more persons as inspectors to act at such meeting or any adjournment thereof and make a written report thereof. Each inspector, before discharging his or her duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of his or her ability. The inspectors shall have the duties and powers prescribed by and shall comply with Section 231 of the General Corporation Law of the State of Delaware.

SECTION 2.15. *Notice of Annual Meeting Business*. (a) At any annual meeting of the stockholders of the corporation, only such business shall be conducted as shall have been brought before the meeting (i) pursuant to the corporation's notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors, (ii) otherwise properly made at the annual meeting, by or at the direction of the Board of Directors or (iii) by any stockholder of the corporation who (A) is a stockholder of record at the time of giving notice provided for in this By-law and at the time of the annual meeting, (B) shall be entitled to vote at the meeting and (C) meets the requirements of and complies with the procedures set forth in this By-law. Clause (iii) shall be the exclusive means for a stockholder to submit business (other than matters properly brought under Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and included in the corporation's notice of meeting) before an annual meeting of stockholders.

(b)(i) For business (other than nominations of directors by stockholders, which must be made in compliance with Section 2.15(c) or Section 2.20 of Article II of these By-laws, or matters properly brought under Rule 14a-8 under the Exchange Act and included in the corporation's notice of meeting) to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice thereof in proper written form to the Secretary of the corporation. To be timely, a stockholder's notice must be delivered or mailed and received at the principal executive offices of the corporation not earlier than the close of business on the one-hundred twentieth (120th) day and not later than the close of business on the ninetieth (90th) day prior to the first (1st) anniversary of the preceding year's annual meeting; provided, however, that in the event that no annual meeting was held in the previous year or if the date of the annual meeting is more than thirty (30) days before or more than sixty (60) days after such anniversary date (or, if no annual meeting was held in the previous year and a meeting date has been disclosed in a Public Announcement in accordance with these By-laws, and the date of the annual meeting is more than thirty (30) days before or more than sixty (60) days after such previously announced meeting date), to be timely, notice by the stockholder must be so delivered not earlier than the close of business on the one-hundred twentieth (120th) day prior to the date of such annual meeting and not later than the close of business on the later of the ninetieth (90th) day prior to the date of such annual meeting or, if the first Public Announcement of the date of such annual meeting is less than one-hundred (100) days prior to the date of such annual meeting, the tenth (10th) day following the day on which Public Announcement of the date of such meeting is first made by the corporation. In no event shall any adjournment or postponement of an annual meeting or the announcement thereof commence a new time period for the giving of a stockholder's notice as described above.

(ii) To be in proper written form, a stockholder's notice to the Secretary shall set forth in writing as to each matter the stockholder proposes to bring before the annual meeting (A) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the proposal is made, the Ownership Information (as defined below) and (B) (1) a brief description of the business desired to be brought before the annual meeting, the reasons for conducting such business at the annual meeting, and any material interest of such stockholder, such beneficial owner and their respective affiliates or associates or others acting in concert therewith, if any, in such business, (2) the text of the proposal or business (including the text of any resolutions proposed for consideration and, in the event that such proposal or business includes a proposal to amend the By-laws of the corporation, the text of the proposed amendment) and (3) a description of all agreements, arrangements and understandings between such stockholder, such beneficial owner and their respective affiliates or associates or others acting in concert therewith, if any, and any other person or persons (including their names) in connection with the proposal of such business by such stockholder. The Chairman of an annual meeting shall have the power to determine whether business proposed to be before the meeting was proposed in accordance with these By-laws and, if any proposed business is not in compliance with these By-laws, to declare that no action shall be taken on such business and such proposal shall be disregarded, provided, that the Chairman shall state the reasons for such determination. Notwithstanding the foregoing provisions of this By-law, a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this By-law, provided, however, that any references in these By-laws to the Exchange Act or the rules promulgated thereunder are not intended to and shall not limit the separate and additional requirements set forth in these By-laws with respect to nominations or proposals as to any other business to be considered. In addition, to be considered timely, a stockholder's notice shall further be updated and supplemented, if necessary, so that the information (with respect to the Ownership Information and any interests, agreements, arrangements or understandings of such stockholder, such beneficial owner and their respective affiliates or associates or others any in concert therewith) provided or required to be provided in such notice shall also be true and correct in all material respects as of the record date for the meeting and as of the date that is ten (10) business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to the Secretary at the principal executive offices of the corporation not later than five (5) business days after the record date for the meeting in the case of the update and supplement required to be made as of the record date, and not later than eight (8) business days prior to the date for the meeting, any adjournment or postponement thereof in the case of the update and supplement required to be made as of ten (10) business days prior to the meeting or any adjournment or postponement thereof. For the avoidance of doubt, the requirement to update and supplement a stockholder's notice shall not allow a stockholder to change or add to the proposed business or nominees.

(c)(i) Nominations of persons for election to the Board of Directors may be made at an annual meeting of the stockholders of the corporation, (1) by or at the direction of the Board of Directors, (2) by any stockholder of the corporation who is a stockholder of record at the time of giving notice provided for in this Section 2.15(c) and at the time of the annual meeting; who shall be entitled to vote at the meeting; and who meets the requirements of and complies with the procedures set forth in this Section 2.15(c), or (3) by any stockholder or group of stockholders who meets the requirements of and complies with Section 2.20 of this Article II of these By-Laws. For nominations of directors to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice thereof in proper written form to the Secretary of the corporation. To be timely, other than with respect to nominations of persons for election to the Board of Directors pursuant to Section 2.20 of Article II of these By-Laws, a stockholder's notice must be delivered to or mailed and received at the principal executive offices of the corporation not earlier than the close of business on the one-hundred twentieth

(120th) day and not later than the close of business on the ninetieth (90th) day prior to the first anniversary of the preceding year's annual meeting; provided, however, that in the event that no annual meeting was held in the previous year or if the date of the annual meeting is more than thirty (30) days before or more than sixty (60) days after such anniversary date (or, if no annual meeting was held in the previous year and a meeting date has been disclosed in a Public Announcement in accordance with these By-laws, and the date of the annual meeting is more than thirty (30) days before or more than sixty (60) days after such previously announced meeting date), to be timely, notice by the stockholder must be so delivered not earlier than the close of business on the one-hundred twentieth (120th) day prior to the date of such annual meeting and not later than the close of business on the later of the ninetieth (90th) day prior to the date of such annual meeting or, if the first (1st) Public Announcement of the date of such annual meeting is less than one-hundred (100) days prior to the date of such annual meeting, the tenth (10th) day following the day on which Public Announcement of the date of such meeting is first made by the corporation. In no event shall any adjournment or postponement of an annual meeting or the announcement thereof commence a new time period for the giving of a stockholder's notice as described above.

To be in proper form, a stockholder's notice to the Secretary must (x) set forth, as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination is made, the Ownership Information; (y) set forth, as to each person, if any, whom the stockholder proposes to nominate for election or reelection to the Board of Directors (A) all information relating to such person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors in a contested election pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder (including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected) and (B) a description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings during the past three (3) years, and any other material relationships, between or among such stockholder and beneficial owner, if any, and their respective affiliates and associates, or others acting in concert therewith, on the one hand, and each proposed nominee, and his or her respective affiliates and associates, or others acting in concert therewith, on the other hand, including, without limitation, all information that would be required to be disclosed pursuant to Rule 404 promulgated under Regulation S-K if the stockholder making the nomination and any beneficial owner on whose behalf the nomination is made, if any, or any affiliate or associate thereof or person acting in concert therewith, were the "registrant" for purposes of such rule and the nominee were a director or executive officer of such registrant; and (z) with respect to each nominee whom the stockholder proposes to nominate for election or reelection to the Board of Directors, include the completed and signed questionnaire, representation and agreement, in proper form, required by Section 2.17 of Article II of these By-laws. The corporation may require any proposed nominee to furnish such other information as may reasonably be required by the corporation to determine the eligibility of such proposed nominee to serve as an independent director of the corporation or that could be material to a reasonable stockholder's understanding of the independence, or lack thereof, of such nominee. In addition, to be considered timely, a stockholder's notice shall further be updated and supplemented, if necessary, so that the information (with respect to the Ownership Information and such stockholder, such beneficial owners, such nominee and their respective affiliates and associates, or others acting in concert therewith) provided or required to be provided in such notice shall also be true and correct in all material respects as of the record date for the meeting and as of the date that is ten (10) business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to the Secretary at the principal executive offices of the corporation not later than five (5) business days after the record date for the meeting in the case of the update and supplement required to be made as of the record date, and not later than eight (8) business days prior to the date for the meeting, any adjournment or postponement thereof in the case of the update and supplement required to be made as of ten (10) business days prior to the meeting or any adjournment or postponement thereof. For the avoidance of doubt, the requirement to update and supplement a stockholder's notice shall not allow a stockholder to change or add to the proposed business or nominees.

(ii) Notwithstanding anything to the contrary, only persons who are nominated in accordance with this Section 2.15(c) or Section 2.20 of Article II of these By-laws shall be eligible for election at an annual meeting of stockholders as directors of the corporation. The Chairman of an annual meeting shall have the power to determine whether a nomination was made in accordance with the provisions of these By-laws and, if any proposed nomination is not in compliance with these By-laws, to declare that no action shall be taken on such nomination and such nomination shall be disregarded, provided, that the Chairman shall state the reasons for such determination. Notwithstanding the foregoing provisions of this By-law, a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder with respect to the matters set forth in this By-law, provided, however, that any references in these By-laws to the Exchange Act or the rules promulgated thereunder are not intended to and shall not limit the separate and additional requirements set forth in these By-laws with respect to nominations or proposals as to any other business to be considered.

(d) For purposes of Sections 2.15 and 2.16 of Article II of these By-laws, (i) "Ownership Information" is defined as (A) the name and address of such stockholder, as they appear on the corporation's books, of such beneficial owner, if any, and of their respective affiliates or associates or others acting in concert therewith (but only to the extent that information with respect or relating to any such affiliates or associates or others is required to be disclosed pursuant to Section 2.15 or Section 2.16 of these Bylaws, including the remainder of this definition of "Ownership Information"), (B) (1) the class or series and number of shares of the corporation which are, directly or indirectly, owned beneficially and of record by such stockholder and such beneficial owner, and their respective affiliates or associates or others acting in concert therewith, (2) any option, warrant, convertible security, stock appreciation right, or similar right with an exercise or conversion privilege or a settlement payment or mechanism at a price related to any class or series of shares of the corporation or with a value derived in whole or in part from the value of any class or series of shares of the corporation, or any other derivative or synthetic arrangement having the characteristics of a long position in any class or series of shares of the corporation, or any other contract, derivative, swap or other transaction or series of transactions designed to produce economic benefits and risks that correspond substantially to the ownership of any class or series of shares of the corporation, including due to the fact that the value of such contract, derivative, swap or other transaction or series of transactions is determined by reference to the price, value or volatility of any class or series of shares of the corporation, whether or not such instrument, contract or right shall be subject to settlement in the underlying class or series of shares of the corporation, through the delivery of cash or other property, or otherwise, and without regard to whether the stockholder of record, the beneficial owner, if any, or any affiliates or associates or others acting in concert therewith, may have entered into transactions that hedge or mitigate the economic effect of such instrument, contract or right, or any other direct or indirect opportunity to profit or share in any profit derived from any increase or decrease in the value of shares of the corporation (any of the foregoing, a "Derivative Instrument") directly or indirectly owned beneficially by such stockholder, the beneficial owner, if any, or any affiliates or associates or others acting in concert therewith, (3) any proxy, contract, arrangement, understanding, or relationship pursuant to which such stockholder, such beneficial owner and their respective affiliates or associates or others acting in concert therewith have any right to vote any class or series of shares of the corporation, (4) any agreement, arrangement, understanding, relationship or otherwise, including any repurchase or similar so-called "stock borrowing" agreement or arrangement, involving such stockholder, such beneficial owner and their respective affiliates or associates or others acting in concert therewith, directly or indirectly, the purpose or effect of which is to mitigate loss to, reduce the economic risk (of ownership or otherwise) of any class or series of shares of the corporation by, manage the risk of share price changes for, or increase or decrease the voting power of, such stockholder, such beneficial owner and their respective affiliates or associates or others acting in concert therewith with respect to any class or series of shares of the corporation, or which provides, directly or indirectly, the opportunity to profit or share in any profit derived from any decrease in the price or value of any class or series of shares of the corporation (any of the foregoing, a "Short Interest"), (5) any rights to dividends on the shares of the corporation owned beneficially by such stockholder, such beneficial owner and their respective affiliates or associates or others acting in concert therewith that are separated or separable from the underlying shares of the corporation, (6) any proportionate interest in shares of the corporation or Derivative Instruments held, directly or indirectly, by a general or limited partnership in which such stockholder, such beneficial owner and their respective affiliates or associates or others acting in concert therewith is a general partner or, directly or indirectly, beneficially owns an interest in a general partner of such general or limited partnership, and (7) any performance-related fees (other than an asset-based fee) that such stockholder, such beneficial owner and their respective affiliates or associates or others acting in concert therewith are entitled to based on any increase or decrease in the value of shares of the corporation or Derivative Instruments, if any, including without limitation any such interests held by members of the immediate family sharing the same household of such stockholder, such beneficial owner and their respective affiliates or associates or others acting in concert therewith, (C) any direct or indirect interest of such stockholder, such beneficial owner and their respective affiliates or associates or others acting in concert therewith in any contract with the corporation or any affiliate of the corporation (including, in any such case, any employment agreement, collective bargaining agreement or consulting agreement), and (D) any other information relating to such stockholder, such beneficial owner and their respective affiliates or associates or others acting in concert therewith, if any, that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for, as applicable, the proposal and/or for the election of directors in a contested election pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder; and (ii) "Public Announcement" is defined as disclosure in a press release reported by a national news service or in a document publicly filed by the corporation (or, at any time the corporation is a direct or indirect subsidiary of another corporation, the corporation's ultimate parent corporation) with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act and the rules and regulations promulgated thereunder.

SECTION 2.16. *Notice of Special Meeting Business*. Only such business shall be conducted at a special meeting of stockholders as shall have been properly brought before the meeting pursuant to the corporation's notice of meeting. To be properly brought before a special meeting, proposals of business must be (i) specified in the corporation's notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors, (ii) otherwise properly brought before the special meeting, by or at the direction of the Board of Directors, or (iii) specified in the corporation's notice of meeting (or any supplement thereto) given by the corporation pursuant to a valid stockholder request in accordance with Section 2.2 of Article II of these By-laws; provided, however, that nothing herein shall prohibit the Board of Directors from submitting additional matters to stockholders at any such special meeting. Clause (iii) shall be the exclusive means for a stockholder to submit business (other than matters properly brought under Rule 14a-8 under the Exchange Act and included in the corporation's notice of meeting) before a special meeting of stockholders. Nominations of persons for election to the Board of Directors may be made at a special meeting of stockholders at which directors are to be elected only (a) by or at the direction of the Board of Directors or (b) provided that the Board of Directors has determined that directors shall be elected at such meeting, by any stockholder of the corporation who (i) is a stockholder of record at the time of giving of notice provided for in this By-law and at the time of the special meeting, (ii) is entitled to vote at the meeting, and (iii) meets the requirements of and complies with the procedures set forth in this By-law as to such nomination. In the event that the corporation calls a special meeting of stockholders for the purpose of electing one or more directors to the Board of Directors, any such stockholder may nominate a person or persons (as the case may be) for election to such position(s) as specified in the corporation's notice of meeting, if the stockholder's notice required by Section 2.15(c)(i) of Article II of these By-laws with respect to any nomination (including, without limitation, the applicable Ownership Information and the completed and signed questionnaire, representation and agreement required by Section 2.17 of Article II of these By-laws), in proper form, shall be delivered to the Secretary at the principal executive offices of the corporation not earlier than the close of business on the one-hundred twentieth (120th) day prior to the date of such special meeting and not later than the close of business on the later of the ninetieth (90th) day prior to the date of such special meeting or, if the first Public Announcement of the date of such special meeting is less than one-hundred (100) days prior to the date of such special meeting, the tenth (10th) day following the day on which Public Announcement is first made of the date of the special meeting and of the nominees proposed by the Board of Directors to be elected at such meeting. In no event shall any adjournment or postponement of a special meeting or the announcement thereof commence a new time period for the giving of a stockholder's notice as described above. The corporation may require any proposed nominee to furnish such other information as may reasonably be required by the corporation to determine the eligibility of such proposed nominee to serve as an independent director of the corporation or that could be material to a reasonable stockholder's understanding of the independence, or lack thereof, of such nominee. The Chairman of any special meeting shall have the power to determine whether any business proposed to be brought before the meeting was proposed in accordance with these By-laws and, if any proposed business is not in compliance with these By-laws, to declare to the meeting that a nomination was not made in accordance with the procedures prescribed by the By-laws, and if he should so determine, to declare that no action shall be taken on such proposal and such proposal shall be disregarded, provided, that the Chairman shall state the reasons for any such determinations. Notwithstanding the foregoing provisions of this By-law, a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder with respect to the matters set forth in this Section 2.16 of Article II of these By-laws with respect to both proposed business and nominations, provided, however, that any references in these By-laws to the Exchange Act or the rules promulgated thereunder are not intended to and shall not limit the separate and additional requirements set forth in these By-laws with respect to nominations or proposals as to any other business to be considered. In addition, to be considered timely, a stockholder's notice shall further be updated and supplemented, if necessary, so that the information (with respect to the Ownership Information and such stockholder, such beneficial owners, such nominee and their respective affiliates and associates, or others acting in concert therewith) provided or required to be provided in such notice shall also be true and correct in all material respects as of the record date for the meeting and as of the date that is ten (10) business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to the Secretary at the principal executive offices of the corporation not later than five (5) business days after the record date for the meeting in the case of the update and supplement required to be made as of the record date, and not later than eight (8) business days prior to the date for the meeting, any adjournment or postponement thereof in the case of the update and supplement required to be made as of ten (10) business days prior to the meeting or any adjournment or postponement thereof. For the avoidance of doubt, the requirement to update and supplement a stockholder's notice shall not allow a stockholder to change or add to the proposed business or nominees.

SECTION 2.17. *Submission of Questionnaire, Representation and Agreement*. To be eligible to be a nominee of any stockholder for election or reelection as a director of the corporation, a person must deliver (in accordance with the time periods prescribed for delivery of notice under Sections 2.15 and 2.16 of Article II of these By-laws) to the Secretary at the principal executive offices of the corporation a written questionnaire with respect to the background and qualification of such person and the background of any other person or entity on whose behalf, directly or indirectly, the nomination is being made (which questionnaire shall be provided by the Secretary upon written request) and a written representation and agreement (in the form provided by the Secretary upon written request) that such person (a) is not and will not become a party to any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity as to how such person, if elected as a director of the corporation, will act or vote on any issue or question (a "Voting Commitment") that has not been disclosed in the written representation and agreement, including, without limitation, any Voting Commitment that could limit or interfere with such individual's ability to comply, if elected as a director of the corporation, with such individual's fiduciary duties under applicable law, (b) is not and will not become a party to any agreement, arrangement or understanding with any person or entity other than the corporation with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director that has not been disclosed therein, (c) in such person's individual capacity and on behalf of any person or entity on whose behalf, directly or indirectly, the nomination is being made, would be in compliance, if elected as a director of the corporation, and will comply with all applicable corporate governance, conflict of interest, confidentiality and stock ownership and trading policies and guidelines of the corporation publicly disclosed from time to time and (d) will abide by the requirements of Section 2.18 of Article II of these By-laws.

SECTION 2.18. *Procedure for Election of Directors; Required Vote*. (a) Except as set forth below, election of directors at all meetings of the stockholders at which directors are to be elected shall be by ballot, and a majority of the votes cast at any meeting for the election of directors at which a quorum is present shall elect directors. For purposes of this By-law, (i) a majority of votes cast shall mean that the number of votes "for" a director's election exceeds 50% of the number of votes cast with respect to that director's election and (ii) votes cast shall include direction to withhold authority or abstain, and votes "against", and exclude "broker non-votes", in each case with respect to that director's election. Notwithstanding the foregoing, in the event of a "contested election" of directors, directors shall be elected by the vote of a plurality of the votes cast at any meeting for the election of directors at which a quorum is present. For purposes of this By-law, a "contested election" shall mean any election of directors in which the number of candidates for election as directors exceeds the number of directors to be elected, with the determination thereof being made by the Secretary as of the close of the applicable notice of nomination period set forth in Sections 2.15 and 2.16 of Article II of these By-laws or under applicable law, based on whether one or more notice(s) of nomination were timely filed in accordance with said Sections 2.15, 2.16 or Section 2.20 of Article II; provided, however, that the determination that an election is a "contested election" shall be determinative only as to the timeliness of a notice of nomination and not otherwise as to its validity. If, prior to the time the corporation mails its initial proxy statement in connection with such election of directors, one or more notices of nomination are withdrawn such that the number of candidates for election as director no longer exceeds the number of directors to be elected, the election shall not be considered a contested election, but in all other cases, once an election is determined to be a contested election, directors shall be elected by the vote of a plurality of the votes cast.

(b) If a nominee for director who is an incumbent director is not elected and no successor has been elected at such meeting, the director shall promptly tender his or her resignation to the Board of Directors in accordance with the agreement contemplated by clause (d) of Section 2.17 or clause (h) of Section 2.20 of Article II of these By-laws. The Nominating and Governance Committee shall make a recommendation to the Board of Directors as to whether to accept or reject the tendered resignation, or whether other action should be taken. The Board of Directors shall act on the tendered resignation, taking into account the Nominating and Governance Committee's recommendation, and publicly disclose (by a press release, a filing with the Securities and Exchange Commission or other broadly disseminated means of communication) its decision regarding the tendered resignation and the rationale behind the decision within ninety (90) days from the date of the certification of the election results. The Nominating and Governance Committee in making its recommendation, and the Board of Directors in making its decision, may each consider any factors or other information that it considers appropriate and relevant. The director who tenders his or her resignation shall not participate in the recommendation of the Nominating and Governance Committee or the decision of the Board of Directors with respect to his or her resignation. If such incumbent director's resignation is not accepted by the Board of Directors, such director shall continue to serve until the next annual meeting and until his or her successor is duly elected, or his or her earlier resignation or removal. If a director's resignation is accepted by the Board of Directors pursuant to this By-law, or if a nominee for director is not elected and the nominee is not an incumbent director, then the Board of Directors, in its sole discretion, may fill any resulting vacancy pursuant to the provisions of Section 3.8 of Article III of these By-laws or may decrease the size of the Board of Directors pursuant to the provisions of Section 3.2 of Article III of these By-laws.

SECTION 2.19. *Action by Written Consent*. (a) In the case of action to be taken by a stockholder or stockholders by written consent, the stockholder or stockholder proposing to take such action shall give notice of the proposed action, which notice shall be in writing and delivered to and received by the Secretary at the principal office of the corporation, a reasonable period (but not less than thirty-five days) before the proposed effective date of such action. To the extent relevant, such notice shall include the information referred to in Sections 2.15 and 2.16 of Article II of these By-laws, including, in the case of any nomination of a director, a completed and signed questionnaire, representation and agreement in accordance with the requirements set forth in Section 2.17 of Article II of these By-laws.

(b) In order that the corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting, the Board of Directors may fix a record date pursuant to and in accordance with Section 2.5 of Article II of these By-laws. Any stockholder of record seeking to have the stockholders authorize or take corporate action by written consent shall, by written notice to the Secretary, request the Board of Directors to fix a record date. The Board of Directors shall promptly, but in all events within ten (10) days after the date on which such a request is received, adopt a resolution fixing the record date pursuant to and in accordance with Section 2.5 of Article II of these By-laws.

(c) Every written consent shall be signed by one or more persons who as of the record date are stockholder of record on such record date, shall bear the date of signature of each such stockholder, and shall set forth the name and address, as they appear in the corporation's books, of each stockholder signing such consent and the class and number of shares of the corporation which are owned of record and beneficially by each such stockholder and shall be delivered to and received by the Secretary of the corporation at the corporation's principal office by hand or by certified or registered mail, return receipt requested. If a record stockholder is the nominee for more than one beneficial owner of stock, the record stockholder may deliver a signed written consent pursuant to this paragraph solely with respect to the shares of the corporation owned by the beneficial owner who is directing the record stockholder to sign such written request to call a special meeting. No written consent shall be effective to take the corporate action referred to therein unless, within sixty (60) days of the record date established in accordance with paragraph (a) of this Section 2.19 of Article II of these By-laws, a written consent or consents signed by a sufficient number of stockholders to take such action are delivered to the corporation in the matter prescribed in paragraph (a) of this Section 2.19 of Article II of these By-laws.

(d) In the event of the delivery, in the manner provided by this Section 2.19 of Article II of these By-laws, to the corporation of the requisite written consent or consents to take corporate action and/or any related revocation or revocations, the corporation shall engage nationally recognized independent inspectors of elections for the purpose of promptly performing a ministerial review of the validity of the consents and revocations. For the purpose of permitting a prompt ministerial review by the independent inspectors, no action by written consent without a meeting shall be effective until the earlier of (i) five (5) business days following delivery to the corporation of consents signed by the holders of the requisite minimum number of votes that would be necessary to take such action, which delivery shall be accompanied by a certification by the stockholder of record (or his or her designee) who delivered, in accordance with paragraph (a) above, the written notice to the Secretary requesting the Board of Directors to fix a record date or (ii) such date as the independent inspectors certify to the corporation that the consents delivered to the corporation in accordance with this Article II represent at least the minimum number of votes that would be necessary to take the corporate action. Nothing contained in this paragraph (d) shall in any way be construed to suggest or imply that the Board of Directors or any stockholder shall not be entitled to contest the validity of any consent or revocation thereof, whether during or after such five (5) business day period, or to take any other action (including, without limitation, the commencement, prosecution or defense of any litigation with respect thereto).

SECTION 2.20. *Proxy Access for Director Nominations*. (a) Whenever the Board of Directors solicits proxies with respect to the election of directors at an annual meeting of the stockholders of the corporation, then, subject to the provisions of this Section 2.20, the corporation shall include in its proxy materials for such annual meeting of stockholders the name, together with the Required Information (as defined below), of any person or persons, as applicable, nominated for election to the Board of Directors (each, a "Stockholder Nominee") by a stockholder that satisfies, or by a group of no more than twenty (20) stockholders that satisfy, the requirements of this Section 2.20 (such individual or group, including as the context requires each member thereof, referred to herein as an "Eligible Stockholder") and that expressly elects at the time of providing the notice required by this Section 2.20 (the "Nomination Notice") to have its nominee or nominees, as applicable, included in the corporation's proxy materials pursuant to this Section 2.20.

(b) To be timely, a Nomination Notice must be delivered to or mailed and received by the Secretary at the principal executive offices of the corporation not earlier than the close of business on the one-hundred fiftieth (150th) day and not later than the close of business on the one-hundred twentieth (120th) day prior to the first anniversary of the date that the corporation commenced mailing of its definitive proxy materials (as stated in such proxy materials) for the preceding year's annual meeting; provided, however, that in the event that no annual meeting was held in the previous year or if the date of the annual meeting is more than thirty (30) days before or more than sixty (60) days after such anniversary date (or, if no annual meeting was held in the previous year and a meeting date has been disclosed in a Public Announcement in accordance with these By-laws, and the date of the annual meeting is more than thirty (30) days before or more than sixty (60) days after such previously announced meeting date), to be timely, a Nomination Notice must be so delivered not earlier than the close of business on the one-hundred fiftieth (150th) day and not later than the close of business on the one-hundred twentieth (120th) day prior to the date of such annual meeting or, if the first (1st) Public Announcement of the date of such annual meeting is less than one-hundred thirty (130) days prior to the date of such annual meeting, the tenth (10th) day following the day on which Public Announcement of the date of such meeting is first made by the corporation. In no event shall any adjournment or postponement of an annual meeting or the announcement thereof commence a new time period (or extend any time period) for the giving of a Nomination Notice as described above.

(c) For purposes of this Section 2.20, the "Required Information" that the corporation will include in its proxy statement is (i) the information concerning the Stockholder Nominee and the Eligible Stockholder that, as determined by the corporation, is required to be disclosed in the corporation's proxy statement by the Exchange Act and the rules and regulations promulgated thereunder; and (ii) if the Eligible Stockholder so elects, a Statement (as defined below). To be timely, the Required Information must be delivered to or mailed and received by the Secretary within the time period specified in Section 2.20(b) for providing the Nomination Notice.

(d) The maximum number of Stockholder Nominees (including Stockholder Nominees that were submitted by an Eligible Stockholder for inclusion in the corporation's proxy materials pursuant to this Section 2.20 but either are subsequently withdrawn or that the Board of Directors decides to nominate as Board of Director nominees) that may be included in the corporation's proxy materials with respect to an annual meeting of stockholders shall not exceed twenty percent (20%) of the number of directors in office as of the last day on which a Nomination Notice may be delivered pursuant to and in accordance with this Section 2.20 with respect to that annual meeting, or if such amount is not a whole number, the closest whole number below twenty percent (20%) (the "Maximum Number"). In the event that one or more vacancies for any reason occurs on the Board of Directors after the deadline set forth in Section 2.20(b) above but before the date of such annual meeting and the Board of Directors resolves to reduce the size of the Board of Directors in connection therewith, the Maximum Number shall be calculated based on the number of directors in office as so reduced. Any Eligible Stockholder submitting more than one Stockholder Nominee for inclusion in the corporation's proxy materials pursuant to this Section 2.20 shall rank such Stockholder Nominees based on the order that the Eligible Stockholder desires such Stockholder Nominees to be selected for inclusion in the corporation's proxy materials. In the event that the number of Stockholder Nominees submitted by Eligible Stockholders pursuant to this Section 2.20 exceeds the Maximum Number, the highest ranking Stockholder Nominee who meets the requirements of this Section 2.20 from each Eligible Stockholder will be selected for inclusion in the corporation's proxy materials until the Maximum Number is reached, going in order of the amount (largest to smallest) of shares of the stock of the corporation each Eligible Stockholder disclosed as owned in its respective Nomination Notice submitted to the corporation. If the Maximum Number is not reached after the highest ranking Stockholder Nominee who meets the requirements of this Section 2.20 from each Eligible Stockholder has been selected, this selection process will continue with the next highest ranked nominees as many times as necessary, following the same order each time, until the Maximum Number is reached. If, after the deadline for submitting a Nomination Notice as set forth in Section 2.20(b), a stockholder becomes ineligible to nominate a director for inclusion in the corporation's proxy materials pursuant to this Section 2.20 or withdraws his or her nomination, or a Stockholder Nominee becomes unwilling, ineligible or unavailable to serve on the Board of Directors or is not submitted for election for any reason, whether before or after the mailing of a definitive proxy statement, then the nomination shall be disregarded, and the corporation (i) shall not be required to include in its proxy statement or on any ballot or form of proxy the disregarded Stockholder Nominee or any successor or replacement nominee and (ii) may otherwise communicate to stockholders, including by amending or supplementing its proxy statement or ballot or form of proxy, that the Stockholder Nominee will not be included as a nominee in the proxy statement or on any ballot or form of proxy and will not be voted on at the annual meeting.

(e) For purposes of this Section 2.20, an Eligible Stockholder shall be deemed to “own” only those outstanding shares of the stock of the corporation as to which the stockholder possesses both (i) the full voting and investment rights pertaining to the shares and (ii) the full economic interest in (including the opportunity for profit and risk of loss on) such shares; provided, that the number of shares calculated in accordance with clauses (i) and (ii) shall not include any shares (x) sold by such stockholder or any of its affiliates in any transaction that has not been settled or closed, (y) borrowed by such stockholder or any of its affiliates for any purpose or purchased by such stockholder or any of its affiliates pursuant to an agreement to resell or (z) subject to any option, warrant, forward contract, swap, contract of sale, or other derivative or similar agreement entered into by such stockholder or any of its affiliates, whether any such instrument or agreement is to be settled with shares or with cash based on the notional amount or value of shares of outstanding stock of the corporation, in any such case which instrument or agreement has, or is intended to have, the purpose or effect of (1) reducing in any manner, to any extent or at any time in the future, such stockholder’s or its affiliates’ full right to vote or direct the voting of any such shares, and/or (2) hedging, offsetting or altering to any degree any gain or loss arising from the full economic ownership of such shares by such stockholder or affiliate. For purposes of this Section 2.20, a stockholder shall “own” shares held in the name of a nominee or other intermediary so long as the stockholder retains the right to instruct how the shares are voted with respect to the election of directors and possesses the full economic interest in the shares. A person’s ownership of shares shall be deemed to continue during any period in which (i) the person has loaned such shares, provided, that the person has the power to recall such loaned shares on five (5) business days’ notice; or (ii) the person has delegated any voting power by means of a proxy, power of attorney or other instrument or arrangement that is revocable at any time by the person. The terms “owned,” “owning” and other variations of the word “own” shall have correlative meanings. For purposes of this Section 2.20, the term “affiliate” or “affiliates” shall have the meaning ascribed thereto under the General Rules and Regulations under the Exchange Act. Whether outstanding shares of the stock of the corporation are “owned” for these purposes shall be determined by the Board of Directors, which determination shall be conclusive and binding on the corporation and its stockholders.

(f) An Eligible Stockholder must have owned (as defined above) continuously for at least three (3) years that number of shares of stock of the corporation as shall constitute three percent (3%) or more of the outstanding stock of the corporation eligible to vote in the election of directors (the “Required Shares”) as of both (i) a date within seven (7) calendar days prior to the date of the Nomination Notice and (ii) the record date for determining stockholders entitled to vote at the annual meeting. For purposes of satisfying the foregoing ownership requirement under this Section 2.20, (i) the shares of the stock of the corporation owned by one or more stockholders, or by the person or persons who own shares of the stock of the corporation and on whose behalf any stockholder is acting, may be aggregated; provided, that the number of stockholders and other persons whose ownership of shares of stock of the corporation is aggregated for such purpose shall not exceed twenty (20), and (ii) a group of funds that are (A) under common management and investment control, or (B) under common management and funded primarily by the same employer, shall be treated as one stockholder or person for this purpose. No person may be a member of more than one group of persons constituting an Eligible Stockholder under this Section 2.20. For the avoidance of doubt, if a group of stockholders aggregates ownership of shares in order to meet the Required Shares requirement under this Section 2.20, all shares held by each stockholder that constitute part of the Required Shares must be held by that stockholder continuously for at least three (3) years, and evidence of such continuous ownership shall be provided as specified in this Section 2.20(f). Within the time period specified in this Section 2.20 for providing the Nomination Notice, an Eligible Stockholder must provide the following information in writing to the Secretary:

(i) one or more written statements from the record holder(s) of the shares (and from each intermediary through which the shares are or have been held during the requisite three (3)-year holding period) verifying that, as of a date within seven (7) calendar days prior to the date of the Nomination Notice, the Eligible Stockholder owns, and has owned continuously for the preceding three (3) years, the Required Shares, and the Eligible Stockholder's agreement to provide, within five (5) business days after the record date for the annual meeting, written statements from the record holder and intermediaries verifying the Eligible Stockholder's continuous ownership of the Required Shares through the record date (with such written statements being provided by each member of any group of stockholders that together is an Eligible Stockholder under this Section 2.20);

(ii) the written consent of each Stockholder Nominee to being named in the proxy statement as a nominee and to serving as a director if elected, together with the information, agreements and representations required to be provided in connection with a stockholder's notice of a nomination pursuant to Section 2.15(c) of Article II of these By-laws;

(iii) a copy of the Schedule 14N that has been filed with the Securities and Exchange Commission as required by Rule 14a-18 under the Exchange Act, as such rule may be amended;

(iv) a representation that the Eligible Stockholder (including each member of any group of stockholders that together is an Eligible Stockholder under this Section 2.20) (A) acquired the Required Shares in the ordinary course of business and not with the intent to change or influence control at the corporation, and does not presently have such intent, (B) has not nominated and will not nominate for election to the Board of Directors at the annual meeting any person other than the Stockholder Nominee(s) being nominated pursuant to this Section 2.20, (C) has not engaged and will not engage in, and has not and will not be a "participant" in another person's, "solicitation" within the meaning of Rule 14a-1(l) under the Exchange Act in support of the election of any individual as a director at the annual meeting other than its Stockholder Nominee(s) or a nominee of the Board of Directors, and (D) will not distribute to any stockholder any form of proxy for the annual meeting other than the form distributed by the corporation;

(v) in the case of a nomination by a group of stockholders that together is an Eligible Stockholder under this Section 2.20, the designation by all group members of one group member that is authorized to act on behalf of all such members with respect to the nomination and matters related thereto, including any withdrawal of the nomination;

(vi) an undertaking that the Eligible Stockholder (including each member of any group of stockholders that together is an Eligible Stockholder under this Section 2.20) agrees to (A) own the Required Shares through the date of the annual meeting, (B) assume all liability stemming from any legal or regulatory violation arising out of the Eligible Stockholder's communications with the stockholders of the corporation or out of the information that the Eligible Stockholder provided to the corporation, (C) indemnify and hold harmless the corporation and each of its directors, officers and employees individually against any liability, loss or damages in connection with any action, suit or proceeding (whether threatened, pending or completed), whether legal, administrative or investigative, against the corporation or any of its directors, officers or employees arising out of any nomination, solicitation or other activity by the Eligible Stockholder in connection with its efforts pursuant to this Section 2.20, (D) comply with all laws and regulations applicable to any solicitation in connection with the annual meeting and (E) provide to the corporation prior to the annual meeting such additional information as necessary with respect thereto; and

(vii) a representation as to the Eligible Stockholder's (including each member of any group of stockholders that together is an Eligible Stockholder under this Section 2.20) intentions (subject to any mandatory fund rebalancing required by such stockholder's preexisting governing instruments or written investment policies) with respect to maintaining qualifying ownership of the Required Shares for at least one year following the annual meeting.

(g) The Eligible Stockholder may provide to the Secretary, within the time period specified in this Section 2.20 for delivering the Nomination Notice, a written statement for inclusion in the corporation's proxy statement for the annual meeting, not to exceed five hundred (500) words, in support of the Stockholder Nominee's candidacy (the "Statement"). Notwithstanding anything to the contrary contained in this Section 2.20, the corporation may omit from its proxy materials any information or Statement (or portion thereof) that it, in good faith, believes (i) would violate any applicable law, regulation or listing standard; (ii) is not true and correct in all material respects or omits to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading; or (iii) directly or indirectly impugns the character, integrity or personal reputation of, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation, with respect to any person.

(h) Within the time period specified in this Section 2.20 for delivering the Nomination Notice, a Stockholder Nominee must deliver to the Secretary a written questionnaire with respect to the background and qualification of such person and the background of any other person or entity on whose behalf, directly or indirectly, the nomination is being made (which questionnaire shall be provided by the Secretary upon written request) and a written representation and agreement (in the form provided by the Secretary upon written request) that such Stockholder Nominee (i) is not and will not become a party to any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity as to a Voting Commitment that has not been disclosed in the written representation and agreement, including, without limitation, any Voting Commitment that could limit or interfere with such Stockholder Nominee's ability to comply, if elected as a director of the corporation, with such Stockholder Nominee's fiduciary duties under applicable law, (ii) is not and will not become a party to any agreement, arrangement or understanding with any person or entity other than the corporation with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director that has not been disclosed therein, (iii) in such person's individual capacity and on behalf of any person or entity on whose behalf, directly or indirectly, the nomination is being made, would be in compliance, if elected as a director of the corporation, and will comply with all applicable corporate governance, conflict of interest, confidentiality and stock ownership and trading policies and guidelines of the corporation publicly disclosed from time to time, and (iv) will abide by the requirements of Section 2.18 of Article II of these By-laws. The corporation may request such additional information as necessary to permit the Board of Directors to determine if such Stockholder Nominee is independent under the listing standards of the principal U.S. exchange upon which the stock of the corporation is listed, any applicable rules of the Securities and Exchange Commission and any publicly disclosed standards used by the Board of Directors in determining and disclosing the independence of the corporation's directors (the "Applicable Independence Standards").

(i) In the event that any information or communications provided by the Eligible Stockholder (including information or communications provided by any member of any group of stockholders that together is an Eligible Stockholder under this Section 2.20) or any Stockholder Nominee to the corporation or its stockholders is not or ceases to be true and correct in all material respects or omitted or omits a material fact necessary to make the statements made, in light of the circumstances under which they were made, not misleading, each Eligible Stockholder or Stockholder Nominee, as the case may be, shall promptly notify the Secretary of any such defect in such previously provided information and of the information that is required to correct any such defect.

(j) Any Stockholder Nominee who is included in the corporation's proxy materials for a particular annual meeting of stockholders but either (i) withdraws from or becomes ineligible or unavailable for election at the annual meeting, including for the failure to comply with any provision of these By-Laws (provided that in no event shall any such withdrawal, ineligibility or unavailability commence a new time period (or extend any time period) for the giving of a Nomination Notice), or (ii) is not elected to the Board of Directors and does not receive a number of votes cast in favor of his or her election equal to at least twenty-five percent (25%) of the number of shares present and entitled to vote in the election of directors, will be ineligible to be a Stockholder Nominee pursuant to this Section 2.20 for the next two (2) annual meetings. For the avoidance of doubt, this Section 2.20 shall not prevent any stockholder from nominating any person for election to the Board of Directors pursuant to and in accordance with Section 2.15(c) of Article II of these By-Laws.

(k) The corporation shall not be required to include, pursuant to this Section 2.20, any Stockholder Nominee in its proxy materials for any annual meeting of stockholders (i) for which the Secretary receives a notice that any stockholder has nominated or intends to nominate a person for election to the Board of Directors pursuant to the advance notice requirements for stockholder nominees for director set forth in Section 2.15(c) of Article II of these By-laws and such stockholder does not expressly elect at the time of providing the notice to have its nominee included in the corporation's proxy materials pursuant to this Section 2.20, (ii) if the Eligible Stockholder (or any member of any group of stockholders that together is an Eligible Stockholder under this Section 2.20) who has nominated such Stockholder Nominee has engaged in or is currently engaged in, or has been or is a "participant" in another person's, "solicitation" within the meaning of Rule 14a-1(l) under the Exchange Act in support of the election of any individual as a director at the meeting other than its Stockholder Nominee(s) or a nominee of the Board of Directors, (iii) who the Board of Directors has determined is not independent under the

Applicable Independence Standards, (iv) whose election as a member of the Board of Directors would cause the corporation to be in violation of these By-Laws, the Certificate of Incorporation, the listing standards of the principal exchange upon which the corporation's stock is traded, or any applicable law, rule or regulation, (v) who is or has been, within the past three years, an officer or director of a competitor, as defined in Section 8 of the Clayton Antitrust Act of 1914, (vi) who is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses) or has been convicted in such a criminal proceeding within the past ten (10) years, (vii) who is subject to any order of the type specified in Rule 506(d) of Regulation D promulgated under the Securities Act of 1933, as amended, (viii) if such Stockholder Nominee(s) or the applicable Eligible Stockholder (or any member of any group of stockholders that together is an Eligible Stockholder under this Section 2.20) shall have provided information to the corporation in respect of such nomination that was untrue in any material respect or omitted to state a material fact necessary in order to make the statement made, in light of the circumstances under which it was made, not misleading, as determined by the Board of Directors, or (ix) if the Eligible Stockholder (or any member of any group of stockholders that together is an Eligible Stockholder under this Section 2.20) or applicable Stockholder Nominee otherwise contravenes any of the agreements or representations made by such Eligible Stockholder or Stockholder Nominee(s) or fails to comply with its obligations pursuant to this Section 2.20.

(l) Notwithstanding anything to the contrary set forth herein, the Board of Directors or the person presiding at the annual meeting shall declare a nomination by an Eligible Stockholder to be invalid, and such nomination shall be disregarded and no vote on any such Stockholder Nominee shall occur, notwithstanding that proxies in respect of such vote may have been received by the corporation, if (i) the Stockholder Nominee(s) and/or the applicable Eligible Stockholder (or any member of any group of stockholders that together is an Eligible Stockholder under this Section 2.20) shall have breached any of its or their obligations, agreements or representations under this Section 2.20, as determined by the Board of Directors or the person presiding at the annual meeting of stockholders, (ii) the Eligible Stockholder (or a qualified representative thereof) does not appear at the annual meeting of stockholders to present any nomination pursuant to this Section 2.20, or (iii) the Eligible Stockholder (or any member of any group of stockholders that together is an Eligible Stockholder under this Section 2.20) becomes ineligible to nominate a director for inclusion in the corporation's proxy materials pursuant to this Section 2.20 or withdraws its nomination or a Stockholder Nominee becomes unwilling, unavailable or ineligible to serve on the Board of Directors, whether before or after the mailing of the definitive proxy statement.

(m) The Eligible Stockholder (including any member of any group of stockholders that together is an Eligible Stockholder under this Section 2.20) shall file with the Securities and Exchange Commission any solicitation or other communication with the corporation's stockholders relating to the meeting at which the Stockholder Nominee(s) will be nominated, one or more of the corporation's directors or director nominees or any Stockholder Nominee, regardless of whether any such filing is required under Regulation 14A of the Exchange Act or whether any exemption from filing is available for such solicitation or other communication under Regulation 14A of the Exchange Act.

ARTICLE III
DIRECTORS

SECTION 3.1. *General Powers*. The business and affairs of the corporation shall be managed by or under the direction of its Board of Directors. In addition to the powers and authorities by these By-laws expressly conferred upon them, the Board of Directors may exercise all such powers of the corporation and do all such lawful acts and things as are not by statute or by the Certificate of Incorporation or by these By-laws required to be exercised or done by the stockholders.

SECTION 3.2. *Number, Tenure and Qualifications*. The number of directors of the corporation shall be determined from time to time by resolution of the Board of Directors or by resolution of the stockholders. No decrease in the number of authorized directors constituting the Board of Directors shall shorten the term of any incumbent director. The directors shall be elected at the annual meetings of stockholders except as otherwise provided in the Certificate of Incorporation and in these By-laws, and each director shall hold office until his or her successor shall have been elected and qualified or until such director's earlier death, resignation or removal. Directors need not be residents of the State of Delaware or stockholders of the corporation.

A director may resign at any time by giving written notice to the Board of Directors, its Chairman or to the Chief Executive Officer or to the President or Secretary of the corporation. A resignation shall be effective when the notice is given, unless the notice specifies a future date.

SECTION 3.3. *Regular Meetings*. A regular annual meeting of the Board of Directors shall be held without other notice than this By-law, at such time and place, either within or without the State of Delaware, as the Board of Directors may determine from time to time. The Board of Directors may provide, by resolution, the time and place, either within or without the State of Delaware, for the holding of additional regular meetings without other notice than such resolution; but if not so provided then such additional regular meetings may be convened in the same manner as provided in Section 3.4 of this Article III of these By-laws in respect to special meetings.

SECTION 3.4. *Special Meetings*. Special meetings of the Board of Directors may be called by or at the request of the Chairman of the Board, the Chief Executive Officer, the President, or any two directors. The person or persons authorized to call special meetings of the Board of Directors may fix any place, either within or without the State of Delaware, as the place for holding any special meeting of the Board of Directors called by them.

SECTION 3.5. *Notice*. Notice of any special meeting shall be given to each director at his business or residence in writing by hand delivery, first-class or overnight mail or courier service, telegram, email or facsimile transmission, or orally by telephone. If by telegram, overnight mail or courier service such notice shall be deemed to be adequately delivered when the telegram is delivered to the telegraph company, or the notice is delivered to the overnight mail or courier service company at least two days prior to such meeting. If by email, facsimile transmission, telephone or by hand, such notice shall be deemed adequately delivered when the notice is transmitted at least one day prior to such meeting. If mailed by first-class mail, such notice shall be deemed to adequately delivered when deposited in the United States mails so addressed, with postage thereon prepaid, at least five (5) days before such meeting. Any director may waive notice of any meeting. The attendance of a director at any meeting shall constitute a waiver of notice of such meeting, except where a director attends a meeting for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board of Directors need to be specified in any waiver of notice of such meetings, except for amendments to these By-laws, as provided under Section 14.1 of Article XIV of these By-laws.

SECTION 3.6. *Quorum*. A majority of the Board of Directors then in office shall constitute a quorum for the transaction of business at any meeting of the Board of Directors, provided that if less than a majority of the directors are present at said meeting, a majority of the directors present may adjourn the meeting from time to time without further notice.

SECTION 3.7. *Manner of Acting*. Except as provided in the Certificate of Incorporation of the corporation, the act of the majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

SECTION 3.8. *Vacancies*. Any vacancy occurring in the Board of Directors and any directorship to be filled by reason of an increase in the number of directors or for any other reason may be filled by election at an annual meeting of stockholders, election at a special meeting of stockholders called for that purpose or by election by the affirmative vote of a majority of the remaining directors at a regular or special meeting of the Board of Directors.

SECTION 3.9. *Presumption of Assent*. A director of the corporation who is present at a meeting of Board of Directors at which action on any corporate matter is taken shall be conclusively presumed to have assented to the action taken unless his or her dissent or abstention is entered in the minutes of the meeting or unless such director shall file his or her written dissent or abstention to such action with the person acting as the secretary of the meeting before the adjournment thereof or shall forward such dissent or abstention by registered or certified mail to the Secretary of the corporation immediately after the adjournment of the meeting. Such right to dissent or abstain shall not apply to a director who voted in favor of such action.

SECTION 3.10. *Action in Writing by Directors*. Any action required to be taken at a meeting of the Board of Directors, or any committee thereof, or any other action which may be taken at a meeting of the Board of Directors, or any committee thereof, may be taken without a meeting if all members of the Board of Directors or such committee, as the case may be, consent thereto in writing, or by electronic transmission, and the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the Board of Directors or such committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

SECTION 3.11. *Adjournment*. Any meeting of the Board of Directors may be adjourned. Notice of the adjourned meeting or of the business to be transacted there, other than by announcement at the meeting at which the adjournment is taken, shall not be necessary. At an adjourned meeting at which a quorum is present, any business may be transacted that could have been transacted at the meeting originally called.

SECTION 3.12. *Directors Conflict of Interest*. If a transaction is fair to the corporation at the time it is authorized, approved or ratified, the fact that a director of the corporation is directly or indirectly a party to the transaction shall not be grounds for invalidating the transaction.

SECTION 3.13. *Compensation of Directors*. By the affirmative vote of a majority of the directors then in office, and irrespective of any personal interest of any member of the Board of Directors, the Board of Directors may establish reasonable compensation of all directors for services to the corporation as directors, officers or otherwise. No such establishment of reasonable compensation shall be deemed a director conflict of interest.

ARTICLE IV
COMMITTEES OF THE BOARD OF DIRECTORS

SECTION 4.1. *Establishment of Committees*. A majority of the directors may create one or more committees and appoint members of the Board of Directors to serve on the committee or committees. Each committee shall have two or more members, who serve at the pleasure of the Board of Directors.

The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of such committee. Any vacancy in a committee may be filled by the Board of Directors. Each committee shall keep regular minutes of its meetings and report the same to the Board of Directors as required.

SECTION 4.2. *Manner of Action*. A majority of any committee shall constitute a quorum and a majority of a quorum shall be necessary for action by any committee. A committee may act by unanimous consent in writing without a meeting. The committee, by majority vote of its members, shall determine the time and place of meetings and the notice required therefore.

SECTION 4.3. *Authority of Committees*. To the extent specified by resolution of the Board of Directors and these By-laws, each committee may exercise the authority of the Board of Directors, provided, however, a committee may not exercise such authority of the Board of Directors to the extent action by the Board of Directors (without delegation to a committee thereof) is expressly required by the General Corporation Law of the State of Delaware from time to time.

SECTION 4.4. *Executive Committee*. The Board of Directors may establish an Executive Committee. The Executive Committee, during intervals between meetings of the Board of Directors, shall have, and may exercise, subject to the limitations contained in Section 4.3 of Article IV of these By-laws, the powers of the Board of Directors in the management of the business and affairs of the corporation.

SECTION 4.5. *Compensation Committee*. The Board of Directors shall establish a Compensation Committee consisting of directors who are not otherwise employed by the corporation. The Compensation Committee shall review, from time to time, the salaries, compensation and employee benefits of the officers and employees of the corporation and shall make recommendations to the Board of Directors concerning such matters.

SECTION 4.6. *Audit Committee*. The Board of Directors shall establish an Audit Committee consisting of directors who are not otherwise employed by the corporation. The Audit Committee shall appoint, compensate and evaluate the corporation's outside auditor employed to audit the financial statements of the corporation. The Audit Committee shall also consider recommendations made by the outside auditor, review the internal financial audits of the corporation, and report any additions or changes it deems advisable to the Board of Directors. The Audit Committee shall conduct such other activities as may be required or appropriate.

SECTION 4.7. *Nominating and Governance Committee*. The Board of Directors shall establish a Nominating and Governance Committee consisting of directors who are not otherwise employed by the corporation. The Nominating and Governance Committee shall consider matters related to corporate governance, develop general criteria regarding the selection and qualifications for members of the Board of Directors and shall recommend candidates for election to the Board of Directors.

SECTION 4.8. *Finance Committee*. The Board of Directors may establish a Finance Committee. The Finance Committee shall review major financial decisions of the corporation and shall make recommendations to the Board of Directors concerning such matters.

ARTICLE V
OFFICERS

SECTION 5.1. *Number*. The officers of the corporation shall be a Chairman of the Board, a Chief Executive Officer, a President, and such Executive or Senior Vice Presidents and other Vice Presidents as the Board of Directors may from time to time elect or appoint, a Treasurer, a Controller, a General Auditor and a Secretary, and such Assistant Treasurers, Assistant Secretaries, Assistant Controllers or other officers as may be from time to time elected or appointed by the Board of Directors. Any two or more offices may be held by the same person.

SECTION 5.2. *Election and Term of Office*. The officers of the corporation shall be elected annually by the Board of Directors at the first meeting of the Board of Directors held after each annual meeting of stockholders. If the election of officers shall not be held at such meeting, such election shall be held as soon thereafter as may be convenient. Each officer shall hold office until his or her successor shall have been duly elected and shall have qualified or until his or her death or until he or she shall resign or shall have been removed in the manner hereinafter provided.

SECTION 5.3. *Removal*. Any officer or agent of the corporation may be removed by the Board of Directors whenever in its judgment the best interests of the corporation will be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. Election or appointment of an officer or agent shall not of itself create contract rights.

SECTION 5.4. *Vacancies*. A vacancy in any office because of death, resignation, removal, disqualification or otherwise, may be filled by the Board of Directors for the unexpired portion of the term.

SECTION 5.5. *Chief Executive Officer*. The Chairman of the Board may, but need not, be the Chief Executive Officer of the corporation. The Chief Executive Officer shall determine and administer the policies of the corporation, subject to the instructions of the Board of Directors.

Except where, by law, the signature of some other officer or agent of the corporation is required, the Chief Executive Officer may sign: certificates for shares of the corporation; any deeds, mortgages, bonds, leases concerning real and personal property both as landlord and as tenant; contracts and other instruments in furtherance of the business of the corporation, including instruments of guaranty as to any of such documents which may be executed by subsidiaries of the corporation; proxies on behalf of the corporation with respect to the voting of any shares of stock owned by the corporation; and assignments of shares of stock owned by the corporation. The Chief Executive Officer shall have the power to appoint such agents and employees as in the Chief Executive Officer's judgment may be necessary or proper for the transaction of the business of the corporation and to fix their compensation, all subject to the ratification of the Board of Directors.

The Chief Executive Officer shall submit to the Board of Directors, prior to the date of the annual meeting of stockholders, an annual report of the operations of the corporation and its subsidiaries, including a balance sheet showing the financial condition of the corporation and its subsidiaries consolidated as at the close of such fiscal year and statements of consolidated income and surplus. The Chief Executive Officer shall perform such other duties as may be prescribed by the Board of Directors from time to time.

SECTION 5.6. *Chairman of the Board*. The Chairman of the Board shall preside at all meetings of the Board of Directors.

SECTION 5.7. *President*. The President shall be the Chief Operating Officer of the corporation and shall in general be in charge of the operations of the corporation. The President may, but need not, be the Chief Executive Officer.

Except where, by law, the signature of some other officer or agent of the corporation is required, the President or a Vice President may sign: certificates for shares of the corporation; any deeds, mortgages, bonds, leases concerning real and personal property both as landlord and as tenant; contracts or other instruments in furtherance of the business of the corporation, including instruments of guaranty as to any of such documents which may be executed by subsidiaries of the corporation; proxies on behalf of the corporation with respect to the voting of any shares of stock owned by the corporation; and assignments of shares of stock owned by the corporation. The President shall perform such other duties as may be prescribed by the Board of Directors from time to time.

SECTION 5.8. *The Vice Presidents*. In the absence of the President or in the event of the President's inability or refusal to act, a Vice President, selected by the Board of Directors, shall perform the duties of the President, and when so acting, shall have all the powers of and be subject to all the restrictions upon the President. Each Vice President may execute documents as provided in Section 5.7 of this Article V of these By-laws and shall perform such other duties as from time to time may be assigned to such Vice President by the Chief Executive Officer, the President or by the Board of Directors. The Board of Directors may designate one or more of the Vice Presidents as Executive or Senior Vice President with such additional duties as from time to time may be assigned by the Chief Executive Officer, the President or by the Board of Directors.

SECTION 5.9. *The Treasurer*. The Treasurer shall have the custody of all of the funds and securities of the corporation. When necessary and proper the Treasurer shall endorse, or authorize on behalf of the corporation the endorsement of, all checks, notes or other obligations and evidences of the payment of money, payable to the corporation or coming into the Treasurer's possession, and shall deposit the funds arising therefrom with all other funds of the corporation, coming into the Treasurer's possession, in such banks as may be selected as the depositories of the corporation, or properly care for them in such other manner as the Board of Directors may direct. Either alone or jointly with the Chief Executive Officer, the President or such other officers as may be designated by the Board of Directors, the Treasurer shall, except as herein otherwise provided, be authorized to sign all checks and other instruments drawn on or payable out of the funds of the corporation, and all bills, notes and other evidences of indebtedness of the corporation. Whenever required by the Board of Directors to do so, the Treasurer shall exhibit a complete and true statement of the Treasurer's cash account and of the securities and other property in the Treasurer's possession, custody or control. The Treasurer shall enter, or direct or cause to be entered, regularly in books belonging to the corporation and to be kept by the Treasurer for such purpose, a full and accurate account of all money received and paid by the Treasurer on account of the corporation, together with all other business transactions. The Treasurer shall, at all reasonable times within the hours of business, exhibit the Treasurer's books and accounts to any director. The Treasurer shall perform all duties that are incident to the office of the Treasurer of a corporation, subject, however, at all times to the direction and control of the Board of Directors. If the Board of Directors shall so require, the Treasurer shall give bond, in such sum and with such securities as the Board of Directors may direct, for the faithful performance of the Treasurer's duties and for the safe custody of the funds and property of the corporation coming into the Treasurer's possession.

SECTION 5.10. *The Secretary*. The Secretary shall keep the minutes of all meetings of the Board of Directors, the minutes of all meetings of the committees of the Board of Directors, and the minutes of all meetings of the stockholders, in books provided by the corporation for such purposes, and shall act as Secretary at all such meetings. The Secretary shall attend to the giving and serving of all notices of the corporation of meetings of the Board of Directors, committees of the Board of Directors and stockholders. The Secretary shall prepare all lists of stockholders and their addresses required to be prepared by the provisions of any present or future statute of the State of Delaware. The Secretary may sign with the Chief Executive Officer, the President or a Vice President, in the name of the corporation, all contracts and instruments and may affix the seal of the corporation thereto. The Secretary shall have charge of such books and papers as the Board of Directors may direct. The Secretary shall have the authority to certify the By-laws, resolutions of the Board of Directors and the committees thereof, and other documents of the corporation as true and correct copies thereof. The Secretary shall, in general, perform all the duties that are incident to the office of Secretary of a corporation, subject at all times to the direction and control of the Board of Directors.

SECTION 5.11. *The Controller*. The Controller shall be the principal accounting officer of the corporation and shall be in charge of all general and cost accounting books and records of the corporation, and shall see that all moneys due to the corporation, all disbursements and all properties and assets are properly accounted for. The Controller shall prepare the corporation's balance sheets, income accounts and other financial statements and reports, and render on a periodic basis a report covering the operations of the corporation for the month and year to date. The Controller shall perform all duties which are incident to the office of the Controller of a corporation, subject, however, at all times to control of the Board of Directors.

SECTION 5.12. *General Auditor*. The General Auditor shall be responsible for the conduct of audits in order to determine that the corporation's accounting systems of internal checks and balances are properly designed and function so that the corporation's assets are being adequately protected. The General Auditor shall perform audits of any of the corporation's operations and accounting which will permit him or her to adequately discharge the General Auditor's responsibilities. The General Auditor shall render findings to the General Auditor's immediate superior and, in the event that in the General Auditor's opinion, proper corrective action is not being taken or the General Auditor is being denied free access to information needed to perform the General Auditor's duties, shall have the right, and it is the General Auditor's responsibility, to report this to the Chief Executive Officer of the corporation or directly to the Board of Directors.

SECTION 5.13. *Assistant Treasurers, Assistant Secretaries and Assistant Controllers*. The Assistant Treasurers shall respectively, if required by the Board of Directors, give bonds for the faithful discharge of their duties in such sums and with such sureties as the Board of Directors shall determine. Each Assistant Treasurer, Assistant Secretary and Assistant Controller, in the absence or inability or refusal to act of the Treasurer, the Secretary or the Controller, as the case may be, may perform the duties of the office to which he or she is an assistant and in general shall perform such duties as shall be assigned to him or her by the Treasurer, the Secretary or the Controller, respectively, or by the Chief Executive Officer, the President or the Board of Directors.

SECTION 5.14. *Execution of Agreements*. The Chief Executive Officer, the Chairman of the Board or the President or any Vice President, at any time and without any express authority of the Board of Directors may sign and execute all agreements to sell, purchase, lease or otherwise acquire stores or other property of, on behalf of, and for the corporation. The authority herein given by this Section 5.14 of Article V of these By-laws shall not impair or restrict any authority, expressed, implied or otherwise, herein conferred upon any officer or officers.

SECTION 5.15. *Salaries*. The salaries of the officers shall be fixed from time to time by the Board of Directors and no officer shall be prevented from receiving such salary by reason of the fact that such officer is also a director of the corporation.

ARTICLE VI
INDEMNIFICATION OF OFFICERS,
DIRECTORS, EMPLOYEES AND AGENTS

SECTION 6.1. *Right to Indemnification*. (a) Each person who is or was a party or is otherwise threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he or she or a person of whom he or she is the legal representative is or was, at any time during which this By-law is in effect (whether or not such person continues to serve in such capacity at the time any indemnification or advancement of expenses pursuant hereto is sought or at the time any proceeding relating thereto exists or is brought), a director or officer, trustee, fiduciary, employee or agent of the corporation or is or was at any such time serving at the request of the corporation as a director, officer, employee, trustee, fiduciary or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans maintained or sponsored by the corporation (hereinafter, a "Covered Person"), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee, trustee, fiduciary or agent or in any other capacity while serving as a director, officer, trustee, employee or agent, shall be (and shall be deemed to have a contractual right to be) indemnified and held harmless by the corporation (and any successor of the corporation by merger or otherwise) to the fullest extent authorized by the General Corporation Law of the State of Delaware, as the same exists or may hereafter be amended or modified from time to time (but, in the case of any such amendment or modification, only to the extent that such amendment or modification permits the corporation to provide greater indemnification rights than said law permitted the corporation to provide prior to such amendment or modification), against all expense, liability and loss (including attorneys' fees), judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement actually and reasonably incurred or suffered by such person in connection with such proceeding if the person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person's conduct was unlawful. Such indemnification shall continue as to a person who has ceased to be a director, officer, employee, trustee, fiduciary or agent and shall inure to the benefit of his or her heirs, executors and administrators; provided, however, that, except as provided in Section 6.2 of Article VI of these By-laws, the corporation shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the Board of Directors of the corporation.

(b) To obtain indemnification under this By-law, a claimant shall submit to the corporation a written request, including therein or therewith such documentation and information as is reasonably available to the claimant and is reasonably necessary to determine whether and to what extent the claimant is entitled to indemnification. Upon written request by a claimant for indemnification, a determination, if required by applicable law, with respect to the claimant's entitlement thereto shall be made as follows: (i) by a majority of disinterested directors, even though less than a quorum, or (ii) by a committee of disinterested directors designated by majority vote of the disinterested directors, even though less than a quorum, or (iii) if there are no disinterested directors, or if the disinterested directors so direct, by independent counsel, in a written opinion to the Board of Directors, a copy of which shall be delivered to the claimant, or (iv) if a majority of the disinterested directors so directs, by a majority vote of the stockholders of the corporation. In the event that the determination of entitlement to indemnification is to be made by independent counsel, the independent counsel shall be selected by the disinterested directors unless there shall have occurred within two (2) years prior to the date of the commencement of the proceeding for which indemnification is claimed a "Change of Control" as defined in the Walgreen Co. 2013 Omnibus Incentive Plan, as amended and as assumed by the corporation, or any successor plan, in which case the independent counsel shall be selected by the claimant unless the claimant shall request that such selection be made by the disinterested directors. If it is so determined that the claimant is entitled to indemnification, payment to the claimant shall be made within ten (10) days after such determination.

(c) To the fullest extent authorized by the General Corporation Law of the State of Delaware as the same exists or may hereafter be amended or modified from time to time (but, in the case of any such amendment or modification, only to the extent that such amendment or modification permits the corporation to provide greater rights to advancement of expenses than said law permitted the corporation to provide prior to such amendment or modification), each Covered Person shall have (and shall be deemed to have a contractual right to have) the right, without the need for any action by the Board of Directors, to be paid by the corporation (and any successor of the corporation by merger or otherwise) the expenses incurred in connection with any proceeding in advance of its final disposition, such advances to be paid by the corporation within twenty (20) days after the receipt by the corporation of a statement or statements from the claimant requesting such advance or advances from time to time; provided, that if the General Corporation Law of the State of Delaware requires, the payment of such expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such person while a director or officer, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the corporation of an undertaking (hereinafter, the "Undertaking") by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right of appeal (a "final disposition") that such director or officer is not entitled to be indemnified for such expenses under this By-law or otherwise.

SECTION 6.2. *Right of Claimant to Bring Suit*. (a) If a claim for indemnification under Section 6.1(b) of Article VI of these By-laws is not paid in full by the corporation within thirty (30) days after a written claim has been received by the corporation or if a request for advancement of expenses under this Article VI is not paid in full by the corporation within twenty (20) days after a statement pursuant to Section 6.1(c) of Article VI of these By-laws and the required Undertaking, if any, have been received by the corporation, the claimant may at any time thereafter bring suit against the corporation to recover the unpaid amount of the claim for indemnification or request for advancement of expenses and, if successful in whole or in part, the claimant shall be entitled to be paid also the expense of prosecuting such claim. It shall be a defense to any such action that, under the General Corporation Law of the State of Delaware, the claimant has not met the standard of conduct which makes it permissible for the corporation to indemnify the claimant for the amount claimed or that the claimant is not entitled to the requested advancement of expenses, but (except where the required Undertaking, if any, has not been tendered to the corporation) the burden of proving such defense shall be on the corporation. Neither the failure of the corporation (including its Board of Directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the General Corporation Law of the State of Delaware, nor an actual determination by the corporation (including its Board of Directors, independent legal counsel, or its stockholders) that indemnification of the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

(b) If a determination shall have been made pursuant to Section 6.1(b) of Article VI of these By-laws that the claimant is entitled to indemnification, the corporation shall be bound by such determination in any judicial proceeding commenced pursuant to paragraph (a) of this Section 6.2 of Article VI of these By-laws.

(c) The corporation shall be precluded from asserting in any judicial proceeding commenced pursuant to paragraph (a) of this Section 6.2 of Article VI of these By-laws that the procedures and presumptions of this By-law are not valid, binding and enforceable and shall stipulate in such proceeding that the corporation is bound by all the provisions of this By-law.

SECTION 6.3. *Non-Exclusivity of Rights*. All of the rights conferred in this Article VI, as to indemnification, advancement of expenses and otherwise, shall not be exclusive of any other rights to which any person seeking indemnification or advancement of expenses may be entitled or hereafter acquire under any statute, provision of the corporation’s Certificate of Incorporation, By-laws, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office and cannot be terminated or impaired by the corporation, the Board of Directors or the stockholders of the corporation with respect to a person’s service prior to the date of such termination.

SECTION 6.4. *Insurance; Other Indemnification and Advancement of Expenses*. (a) The corporation may maintain insurance, at its expense, to protect itself and any current or former director, officer, employee, fiduciary, trustee or agent of the corporation, or any person who is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise (including employee benefit plans) against any expense, liability or loss asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify such person against such expense, liability or loss under the General Corporation Law of the State of Delaware. To the extent that the corporation maintains any policy or policies providing such insurance, each such current or former director or officer, and each such employee or agent to which rights to indemnification have been granted as provided in this paragraph (a) of this Section 6.4 of Article VI of these By-laws, shall be covered by such policy or policies in accordance with its or their terms to the maximum extent of the coverage thereunder for any such current or former director, officer, employee or agent.

(b) The corporation may, to the extent authorized from time to time by the Board of Directors or the Chief Executive Officer, grant rights to indemnification and rights to advancement of expenses incurred in connection with any proceeding in advance of its final disposition, to any current or former employee or agent of the corporation to the fullest extent of the provisions of these By-laws with respect to the indemnification and advancement of expenses of current or former directors and officers of the corporation.

SECTION 6.5. *Contractual Nature*. All of the rights conferred in this Article VI, as to indemnification, advancement of expenses and otherwise, shall be applicable to all proceedings commenced or continuing after its adoption, whether such arise out of events, acts or omissions which occurred prior or subsequent to such adoption, and shall continue as to a person who has ceased to be a director, officer or a person serving at the request of the corporation as a director, trustee, fiduciary, employee, agent or officer of another corporation, partnership, joint venture, trust or other enterprise and shall inure to the benefit of the heirs, executors, and administrators of such person. This Article VI shall be deemed to be a contract between the corporation and each person who, at any time that this Article VI is in effect, serves or agrees to serve in any capacity that entitles him or her to indemnification hereunder, which shall vest at the commencement of such person's service to, or at the request of, the corporation, and any repeal, amendment or other modification of this Article VI or any repeal, amendment or modification of the General Corporation Law of the State of Delaware or any other applicable law shall not limit any rights of indemnification for proceedings then existing or later arising out of events, acts or omissions occurring prior to such repeal or modification, including, without limitation, the right to indemnification for proceedings commenced after such repeal or modification to enforce this Article VI with regard to proceedings arising out of acts, omissions or events occurring prior to such repeal or modification.

SECTION 6.6. *Severability*. If any portion of this Article VI shall be invalidated or held to be unenforceable on any ground by any court of competent jurisdiction, the decision of which shall not have been reversed on appeal, such invalidity or unenforceability shall not affect the other provisions hereof, and this Article VI shall be construed in all respects as if such invalid or unenforceable provisions had been omitted therefrom.

SECTION 6.7. *Primacy of Indemnification*. Notwithstanding that a person may have certain rights to indemnification, advancement of expenses and/or insurance provided by other persons (collectively, the "Other Indemnitors"), with respect to the rights to indemnification, advancement of expenses and/or insurance set forth herein, the corporation: (i) shall be the indemnitor of first resort (i.e., its obligations to such person are primary and any obligation of the Other Indemnitors to advance expenses or to provide indemnification for the same expenses or liabilities incurred by such person are secondary); and (ii) shall be required to advance the full amount of expenses incurred by such person and shall be liable for the full amount of all liabilities, without regard to any rights such person may have against any of the Other Indemnitors. No advancement or payment by the Other Indemnitors on behalf of a person with respect to any claim for which such person has sought indemnification from the corporation shall affect the immediately preceding sentence, and the Other Indemnitors shall have a right of contribution and/or be subrogated to the extent of such advancement or payment to all of the rights of recovery of such person against the corporation.

ARTICLE VII
CONTRACTS, CHECKS AND DEPOSITS

SECTION 7.1. *Contracts*. The Board of Directors may authorize any officer or officers, agent or agents, to enter into any contract or execute and deliver any instrument in the name of and on behalf of the corporation, and such authority may be general or confined to specific instances.

SECTION 7.2. *Checks, Drafts, and Orders for the Payment of Money*. The Board of Directors may appoint one or more persons who may severally be authorized by the Board of Directors to sign checks, drafts, or orders for the payment of money and any or all of whom may be further authorized by the Board of Directors, in its discretion, to authorize other individuals to sign checks, drafts, or orders for the payment of money.

SECTION 7.3. *Deposits*. The Board of Directors may appoint one or more persons who may severally be authorized by the Board of Directors to select and designate as a depository of and for the moneys and funds of the corporation such bank or banks as such person may from time to time determine; and the said person or persons so authorized by the Board of Directors may further be authorized severally to terminate and cancel the designation of any bank or banks as a depository of this corporation.

ARTICLE VIII
CERTIFICATES FOR SHARES AND THEIR TRANSFER

SECTION 8.1. *Certificates for Shares*. The shares of the corporation may be uncertificated or may be represented by certificates signed by the Chairman of the Board, the Treasurer or an Assistant Treasurer, the President or a Vice President and the Secretary or an Assistant Secretary and sealed with the seal of the corporation. Such seal may be a facsimile. Where such certificate is countersigned by a transfer agent other than the corporation itself or an employee of the corporation, or by a transfer clerk and registered by a registrar, the signatures of the Chairman of the Board, the Treasurer or an Assistant Treasurer, the President or Vice President and the Secretary or Assistant Secretary upon such certificate may be facsimiles, engraved or printed. In case any officer who has signed or whose facsimile signature has been placed upon such certificate shall have ceased to be such officer before such certificate is issued, it may be issued by the corporation with the same effect as if such officer had not ceased to be such at the date of its issue. All certificates for shares shall be consecutively numbered or otherwise identified. The name of the person to whom the shares represented thereby are issued, with the number of shares and date of issue, shall be entered on the books of the corporation. The Board of Directors of the corporation may provide by resolution that some or all of any or all classes and series of its shares shall be uncertificated shares; provided that such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the corporation. Within a reasonable time after the issuance or transfer of uncertificated shares, the corporation shall send to the registered owner thereof a written notice containing the information required to be set forth or stated on certificates pursuant to this Section 8.1 of Article VIII of these By-laws. Except as otherwise expressly provided by law, the rights and obligations of the holders of uncertificated shares and rights and obligations of the holders of certificates representing shares of the same class and series shall be identical. All certificates surrendered to the corporation for transfer shall be canceled and no new certificate or uncertificated shares shall be issued until the former certificate for a like number of shares shall have been surrendered and canceled, except that in case of a lost, destroyed or mutilated certificate a new one may be issued therefore upon such terms and indemnity to the corporation as the Board of Directors may prescribe.

SECTION 8.2. *Transfer of Shares*. Transfer of shares of the corporation shall be made only on the books of the corporation by the holder of record thereof or by his or her legal representative, who shall furnish proper evidence of authority to transfer, or by his or her attorney thereunto authorized by the power of attorney duly executed and filed with the Secretary of the corporation, and on surrender for cancellation of the certificate for such shares. The person in whose name shares stand on the books of the corporation shall be deemed the owner thereof for all purposes as regards the corporation.

SECTION 8.3. *Transfer Agent and Registrar*. The Board of Directors may from time to time appoint such Transfer Agents and Registrars in such locations as it shall determine, and may, in its discretion, appoint a single entity to act in the capacity of both Transfer Agent and Registrar in any one location.

ARTICLE IX
FISCAL YEAR

The fiscal year of the corporation shall begin on the first day in September in each year and shall end on the succeeding thirty-first (31st) day of August.

ARTICLE X
DIVIDENDS

The Board of Directors may from time to time declare and the corporation may pay dividends on its outstanding shares in the manner and upon the terms and conditions provided by law and its Certificate of Incorporation.

ARTICLE XI
SEAL

The Board of Directors shall provide a corporate seal which shall be in the form of a circle and shall have inscribed thereon the words “Corporate Seal”, the year of incorporation and around the margin thereof the words “Walgreens Boots Alliance, Inc., Delaware”.

ARTICLE XII
WAIVER OF NOTICE

Whenever any notice whatever is required to be given under the provisions of these By-laws or under the provisions of the Certificate of Incorporation or under the provisions of the General Corporation Law of the State of Delaware, a waiver thereof in writing, signed by the person or persons entitled to such notice, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice.

ARTICLE XIII
FORUM AND VENUE

Unless the corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director or officer or other employee of the corporation to the corporation or the corporation's stockholders, creditors or other constituents, (iii) any action asserting a claim against the corporation or any director or officer or other employee of the corporation arising pursuant to any provision of the General Corporation Law of the State of Delaware or the Certificate of Incorporation of the corporation or these By-laws (as either may be amended from time to time), or (iv) any action asserting a claim against the corporation or any director or officer or other employee of the corporation governed by the internal affairs doctrine; provided, that, if and only if the Court of Chancery of the State of Delaware dismisses any such action for lack of subject matter jurisdiction, such action may be brought in another state court sitting in the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware).

ARTICLE XIV
AMENDMENTS

SECTION 14.1. *By Directors*. These By-laws may be altered, amended or repealed and new By-laws may be adopted, at any meeting of the Board of Directors of the corporation by a majority vote of the directors present at the meeting, subject to the restrictions set forth in Section 14.2 of Article XIV of these By-laws.

SECTION 14.2. *By Stockholders*. These By-laws may be altered, amended or repealed, or new by-laws may be adopted, by the stockholders at any annual meeting, or at any special meeting called for such purpose (provided that in the notice of such special meeting, notice of such purpose shall be given). If such By-law so provides, a By-law adopted by the stockholders may not be altered, amended or repealed by the Board of Directors. This Section 14.2 of Article XIV may not be altered, amended or repealed by the Board of Directors.

Exhibit C

From:	Zukin, Rose A.
To:	***FISMA & OMB Memorandum M-07-16***
Cc:	Dunn, Marty
Subject:	Shareholder Proposal Notice
Date:	Thursday, August 18, 2016 12:34:53 PM
Attachments:	WBA - Chevedden (proxy access) - Notice of Deficiency Dated 08 18 2016.pdf

Mr. Chevedden,

On behalf of Walgreens Boots Alliance, Inc., please find attached a notice under Rule 14a-8(f) relating to a proposal submitted to the company. The proposal is captioned as follows: "Shareholder Proxy Access Enhancement."

Please follow the instructions within the notice regarding your response.

Best regards,
Rose Zukin

Rose A. Zukin
Morrison & Foerster LLP
2000 Pennsylvania Avenue, NW | Washington, DC 20006-1888
P: +1 (202) 887.8756 | F: +1 (202) 785.7503
RZukin@mofo.com | www.mofo.com

MORRISON | FOERSTER

2000 PENNSYLVANIA AVE., NW
WASHINGTON, D.C.
20006-1888

TELEPHONE: 202.887.1500
FACSIMILE: 202.887.0763

WWW.MOFO.COM

MORRISON FOERSTER LLP

BEIJING, BERLIN, BRUSSELS,
DENVER, HONG KONG, LONDON,
LOS ANGELES, NEW YORK,
NORTHERN VIRGINIA, PALO ALTO,
SAN DIEGO, SAN FRANCISCO, SHANGHAI,
SINGAPORE, TOKYO, WASHINGTON, D.C.

Writer's Direct Contact
+1 (202) 778.1611
MDunn@mofo.com

August 18, 2016

VIA OVERNIGHT DELIVERY AND E-MAIL ***FISMA & OMB Memorandum M-07-16***

John Chevedden

FISMA & OMB Memorandum M-07-16

Re: Stockholder Proposals

Dear Mr. Chevedden:

On August 10, 2016, Walgreens Boots Alliance, Inc. (referred to herein as "we" or "the Company") received your letter requesting that proposals (the "Proposals") submitted by you (the "Proponent") be included in the proxy materials for the Company's 2017 Annual Meeting of Stockholders (the "2017 Annual Meeting"). This submission is governed by Rule 14a-8 under the Securities Exchange Act of 1934 ("Rule 14a-8"), which sets forth the eligibility and procedural requirements for submitting stockholder proposals to the Company, as well as thirteen substantive bases under which companies may exclude stockholder proposals. We have included a complete copy of Rule 14a-8 with this letter for your reference.

Based on our review of the information provided in your letter, our records, and regulatory materials, we are unable to conclude that the Proponent's submission meets the requirements of Rule 14a-8. The Proposals contain certain procedural deficiencies, as set forth below, which Securities and Exchange Commission ("SEC") regulations require us to bring to your attention. Unless the deficiencies described below can be remedied in the proper time frame, as discussed below, the Company will be entitled to exclude the Proposals from its proxy materials for the 2017 Annual Meeting.

No More Than One Proposal

Rule 14a-8(c) provides that a stockholder may submit no more than one proposal to a company for a particular stockholders' meeting. We believe that the Proposals contain more than one stockholder proposal. Specifically, we believe that each of the five enumerated paragraphs of your Proposals constitute separate proposals.

In order for the Proponent to be eligible as a proponent of these Proposals, Rule 14a-8(f) requires that your response to this letter, correcting all procedural deficiencies described in this letter, be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. To correct the procedural deficiency under Rule 14a-8(c), you can indicate which single proposal you would like to submit (the "Revised Proposal") and the four proposals you would like to withdraw. Please address any response to me. Alternatively, you may transmit any response by facsimile to me at (202) 887-0763 or by e-mail at mdunn@mofo.com.

Once we receive your response, we will be in a position to determine whether the Revised Proposal is eligible for inclusion in the proxy materials for the 2017 Annual Meeting. The Company reserves the right to submit a no-action request to the Staff of the SEC, as appropriate, with respect to your submission.

If you have any questions with respect to the foregoing, please do not hesitate to contact me at (202) 778-1611.

Sincerely,

Martin Dunn /RZ

Martin P. Dunn
of Morrison & Foerster LLP

Enclosures: Rule 14a-8

cc: Collin G. Smyser, Vice President, Corporate Secretary, Walgreens Boots Alliance, Inc.

Rule 14a-8 — Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**
A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit?
Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be?
The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q, or in shareholder reports of investment companies under Rule 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper under state law*: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law*: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

(3) *Violation of proxy rules*: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest*: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance*: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority*: If the company would lack the power or authority to implement the proposal;

(7) *Management functions*: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election*: If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal*: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented*: If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by Rule 240.14a-21(b) of this chapter a single year (i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by rule 240.14a-21(b) of this chapter.

(11) *Duplication*: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions*: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends*: If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Exhibit D

From:	***FISMA & OMB Memorandum M-07-16***
To:	Smyser, Collin
Cc:	Cohen, Ann; Marshall, Cheryl
Subject:	Rule 14a-8 Proposal Revision (WBA)``
Date:	Monday, August 29, 2016 10:25:40 PM
Attachments:	CCE29082016_3.pdf

Dear Mr. Smyser,

Please see the attached rule 14a-8 proposal to enhance long-term shareholder value.

This revision was invited by the company August 18, 2016 letter.

Sincerely,

John Chevedden

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

Ms. Jan Stern Reed
Corporate Secretary
Walgreens Boots Alliance, Inc. (WBA)
108 Wilmot Road
Deerfield, Illinois 60015
PH: 847 914-2500
FX: 847-914-2804
FX: 847-914-3652

REVISED AUG. 10, 2016
REVISED AUG. 29, 2016

Dear Ms. Reed,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This Rule 14a-8 proposal is intended as a low-cost method to improve compnay performance. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,

John Chevedden

August 7, 2016
Date

cc: Lydia Mathas <lydia.mathas@walgreens.com>
Assistant Corporate Secretary
PH: 847-315-3267
FX: 847-914-3777
Collin Smyser <Collin.Smyser@wba.com>

[WBA – Rule 14a-8 Proposal, August 5, 2016 – Lines in brackets are not for publication]
[Revised August 10, 2016, August 29, 2016]

Proposal [4] - Shareholder Proxy Access Enhancement

RESOLVED: Shareholders ask our Board of Directors to adopt, and present for shareholder approval, an enhancement package for the company bylaws allowing shareholder nominated candidates to be included in the company's proxy materials, with essential unified elements for substantial implementation as follows:

1. The number of shareholder-nominated candidates eligible to appear in proxy materials shall be one quarter of the directors then serving or two, whichever is greater. With nine directors, current bylaws allow only up to one proxy access candidate.
2. No limitation shall be placed on the number of shareholders that can aggregate their shares to achieve the 3% "Required Shares," outstanding shares of the Company entitled to vote in the election of directors. Under current provisions, even if the 20 largest public pension funds were able to aggregate their shares, they would not meet the 3% criteria at most companies examined by the Council of Institutional Investors.
3. No limitation shall be placed on the re-nomination of shareholder nominees based on the number or percentage of votes received in any election. Such limitations do not facilitate the shareholders' traditional state law rights and add unnecessary complexity.
4. The bylaws shall not require that a nominator provide a statement of intent to continue to hold the required percentage of shares after the annual meeting. If their candidate(s) lose, they may want to move their investment elsewhere.
5. Loaned securities shall be counted as belonging to a nominating shareholder if the shareholder represents it:
(a) has the legal right to recall those securities for voting purposes,
(b) will vote the securities at the shareholder meeting and
(c) will hold those securities through the date of the annual meeting.
Loaning securities to a third party with recall provisions greater than five days is not inconsistent with a long-term investment in a company.

The above unified elements have the sole goal to make proxy access more workable for shareholders to use. (Proxy access has numerous elements and companies often use 4000-words in their governing documents to list multifaceted proxy access details. In 2016 a number of companies asked their shareholders to approve multifaceted 4000-word proxy access bylaw provisions by voting on a single ballot item. The SEC Staff did not require any company to submit multiple proposals.)

Shareholder proxy access at US companies would "benefit both the markets and corporate boardrooms, with little cost or disruption," raising US market capitalization by up to $140 billion. This is according to a cost-benefit analysis by the Chartered Financial Analyst Institute, *Proxy Access in the United States: Revisiting the Proposed SEC Rule*. Although our company adopted a proxy access bylaw, it contains restrictive bureaucratic provisions that significantly impair the ability of shareholders to use proxy access. Adoption of this requested enhancement package would largely remedy that situation.

Please vote to enhance shareholder value:
Shareholder Proxy Access Enhancement – Proposal [4]
[The above line is for publication.]

John Chevedden, ***FISMA & OMB Memorandum M-07-16*** sponsors this proposal.

Notes:
This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).